Hammerstone Project, Alberta
Independent Qualified Person’s Review and
Technical Report

Prepared for: Birch Mountain Resources Ltd.
By: David R. Leslie, P. Eng.
Effective Date: March 21, 2005
Project No.: 146283

CERTIFICATE OF AUTHOR
     David R. Leslie, P. Eng.
#900 – 801 6th Avenue, SW
Calgary, Alberta T2P 3W3
Tel: (403) 298-4185; Fax: (403) 298-4125
david.leslie@amec.com

I, David R. Leslie, P. Eng., am a Professional Engineer, employed as Principal Mining Engineer with AMEC Americas Limited, Mining and Metals, and reside at 216 Wood Valley Court, SW, in the city of Calgary, province of Alberta, Canada.

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia (APEGBC) and the Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA). I graduated from the University of British Columbia with a Bachelor of Applied Science degree in Geological Engineering in 1989.

I have practiced my profession continuously since 1989 and have been involved in mine operations and mine development studies for coal, oil sands, and industrial minerals properties in Canada and the United States.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I am currently a Consulting Mine Engineer and have been so since September 2004.

I visited the Hammerstone Quarry site, near Ft. McMurray, Alberta on October 12, 2004. I was responsible for the preparation of this technical report and for the review of matters related to the assessment (Section 19) of the Hammerstone Project.

I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report and that the omission to disclose would make this report misleading.

I am independent of Birch Mountain Resources Limited in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101F1 and this technical report has been prepared in compliance with same.

AMEC Americas Limited

Mining and Metals

900, 801 – 6 Ave. SW

Calgary, Alberta, Canada T2P 3W3

Tel: 1.403.298.4185

Fax: 1.403.298.4125 www.amec.com

CERTIFICATE OF QUALIFIED PERSON

Stephen J. Juras, P.Geo.
111 Dunsmuir Street, Suite 400
Vancouver, BC
Tel: (604) 664-4349
Fax: (604) 664-3057
stephen.juras@amec.com

I, Stephen J. Juras, P.Geo., am a Professional Geoscientist, employed as Chief Geologist of AMEC Americas Limited and residing at 9030 161 Street in the City of Surrey in the Province of British Columbia.

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia. I graduated from the University of Manitoba with a Bachelor of Science (Honours) degree in geology in 1978 and subsequently obtained a Master of Science degree in geology from the University of New Brunswick in 1981 and a Doctor of Philosophy degree in geology from the University of British Columbia in 1987.

I have practiced my profession continuously since 1987 and have been involved in: mineral exploration for copper, zinc, gold and silver in Canada and United States and in underground mine geology, ore control and resource modelling for copper, zinc, gold, silver, tungsten, platinum/palladium and industrial mineral properties in Canada, United States, Mongolia, Peru, Chile, Vietnam and Russia.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I am currently a Consulting Geologist and have been so since January 1998.

From October 30, 2003 until October 31, 2003 I visited the Hammerstone project (formerly referred to as the Muskeg Valley project) in Alberta. I was responsible for the review of matters related to geology and resource data quality (sections 7, 10, 11, 13, 14) and mineral resources (section 17) for the Hammerstone project.

I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report and that the omission to disclose would make this report misleading.

I am independent of Birch Mountain Resources Limited in accordance with the application of Section 1.5 of National Instrument 43-101.

AMEC E&C Services Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel +1 604 664 3471
Fax +1 604 664 3057
www.amec.com

I have read National Instrument 43-101 and Form 43-101FI and the sections for which I am responsible in this report, Technical Report and Qualified Persons Review, Hammerstone Project, Alberta and dated 21 March 2005, has been prepared in compliance with same.

Dated at Vancouver, British Columbia, this 21st day of March, 2005.

"Stephen J. Juras"
____________________

Stephen J. Juras, Ph.D., P.Geo.

IMPORTANT NOTICE

This report was prepared as a National Instrument 43-101 Technical Report, in accordance with Form 43-101F1, for Birch Mountain Resources Ltd. (BMR) by AMEC Americas Limited (AMEC). The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in AMEC’s services, based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended to be used by BMR, subject to the terms and conditions of its contract with AMEC. That contract permits BMR to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report by any third party is at that party's sole risk.

INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

CONTENTS

1.0	SUMMARY		1-1
	1.1	Introduction	1-1
	1.2	Property Description and Tenure	1-1
	1.3	Geology	1-1
	1.4	Mineral Resources and Reserves	1-2
	1.5	Quarrying	1-3
	1.6	Process	1-3
	1.7	Infrastructure	1-4
	1.8	Capital Cost	1-5
	1.9	Operating Costs	1-6
	1.1	Financial Analysis	1-6
	1.11	Conclusions and Recommendations	1-7

2.0	INTRODUCTION AND TERMS OF REFERENCE		2-1

3.0	DISCLAIMER		3-1

4.0	PROPERTY DESCRIPTION AND LOCATION		4-1
	4.1	Mineral Tenure	4-1
	4.2	Permits and Agreements	4-2

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND
	PHYSIOGRAPHY		5-1

6.0	HISTORY		6-1
	6.1	Pre-2001 Work	6-1
	6.2	2001 Work	6-1
	6.3	2002 Work	6-1
	6.4	2003 Work	6-2

7.0	GEOLOGICAL SETTING		7-1
	7.1	Regional Geology	7-1
	7.2	Property Geology	7-2

8.0	DEPOSIT TYPES		8-1

9.0	MINERALIZATION		9-1

10.0	EXPLORATION		10-1

11.0	DRILLING		11-1

12.0	SAMPLING METHOD AND APPROACH		12-1

13.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY		13-1
	13.1	Calcination	13-1
	13.2	Aggregate	13-2

14.0	DATA VERIFICATION		14-1

15.0	ADJACENT PROPERTIES		15-1

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING		16-1
	16.1	Calcine Testing	16-1
		16.1.1 FFE Testing	16-1
		16.1.2 Cimprogetti Testing	16-2
		16.1.3 Metso Minerals Testing	16-2
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	16.2	Aggregate Testing	16-3
		16.2.1 EBA Aggregate Testing	16-3
		16.2.2 EBA Concrete Testing	16-5
		16.2.3 Stony Valley Test Crush	16-6

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES		17-1
	17.1	Calcinable Limestone Resource	17-1
		17.1.1 Calcinable Limestone Resource Quality	17-1
		17.1.2 Calcinable Limestone Resource Classification	17-2
	17.2	Aggregate Resource	17-5
		17.2.1 Aggregate Resource Quality	17-5
		17.2.2 Aggregate Resource Classification	17-8
	17.3	Mineral Reserves	17-14

18.0	OTHER DATA AND INFORMATION	18-1

19.0	REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT AND PRODUCTION
	PROPERTIES		19-1
	19.1	Introduction	19-1
	19.2	Project Description	19-1
	19.3	Quarrying	19-2
		19.3.1 Current Aggregate Supply	19-2
		19.3.2 Current Aggregate Demand	19-3
		19.3.3 Projected Future Aggregate Demand	19-3
		19.3.4 Aggregate Sales Forecast	19-5
		19.3.5 Current Quicklime Supply	19-6
		19.3.6 Current Quicklime Demand	19-7
		19.3.7 Quicklime Sales Forecast	19-7
		19.3.8 Production Forecast	19-8
		19.3.9 Pricing	19-16
		19.3.10 Quarry Production Equipment	19-18
	19.4	Process Description	19-20
		19.4.1 Introduction	19-20
		19.4.2 Aggregate Operation	19-20
		19.4.3 Quicklime Operation	19-23
	19.5	Site Infrastructure	19-25
	19.6	Capital Cost Estimate	19-26
	19.7	Operating Cost Estimate	19-27
		19.7.1 Summary	19-27
		19.7.2 Quarrying	19-28
		19.7.3 Aggregate Operation	19-28
		19.7.4 Calcining Operation	19-29
		19.7.5 Site Operating Costs and General and Administration	19-29
		19.7.6 Contingency	19-30
		19.7.7 Assumptions	19-30
		19.7.8 Operating Unit Cost Rates Utilized	19-30
	19.8	Financial Analysis	19-31
		19.8.1 Summary	19-31
		19.8.2 Sensitivity Analysis	19-31
		19.8.3 Valuation Methodology	19-33

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INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT
20.0 CONCLUSIONS AND RECOMMENDATIONS		20-1

TABLES

Table 1-1:	Calcinable Limestone Resource Tonnage	1-2
Table 1-2:	Aggregate Resource Tonnage	1-2
Table 1-3:	Hammerstone Quarry Limestone Reserves	1-3
Table 1-4:	Summary of Capital Costs	1-5
Table 1-5:	Anticipated Overall Average Unit Operating Costs for the Hammerstone Project	1-6
Table 1-6:	Variation in NPV with Discount Rate and IRR	1-7
Table 4-1:	Birch Mountain's Metallic and Industrial Minerals Leases Covering the Hammerstone	4-4
	Quarry Project Area	7-2
Table 7-1:	Regional Stratigraphic Column for the Hammerstone Project	7-5
Table 7-2:	Stratigraphic column for the Moberly Member in the Hammerstone Project	11-2
Table 11-1:	Hammerstone Project Drill Hole Stratigraphic Summary	16-4
Table 16-1:	Summary of Aggregate Test Results	16-4
Table 17-1:	Potential CaO+MgO from Geochemistry vs. Potential CaO from FFE Testing	17-2
Table 17-2:	Middle Quarry Unit Potential CaO+MgO from Geochemistry	17-2
Table 17-3:	Upper Quarry Unit Potential CaO+MgO from Geochemistry	17-2
Table 17-4:	Middle Quarry Unit Calcinable Limestone Resource Tonnage	17-3
Table 17-5:	Aggregate Resource Designation Definitions	17-5
Table 17-6:	EBA Aggregate Testing Summary	17-6
Table 17-7:	Weighted Average L.A. Abrasion Values for Unit 3 Intersections	17-8
Table 17-8:	Aggregate Mineral Resource Tonnage	17-10
Table 17-9:	Hammerstone Quarry Limestone Volumes	17-14
Table 17-10:	Hammerstone Quarry Limestone Reserves	17-14
Table 19-1:	Road Quality and Concrete Aggregate Supply, Regional Municipality of Wood Buffalo..	19-2
Table 19-2:	Road Quality and Concrete Aggregate Demand, Regional Municipality of Wood Buffalo	19-4
Table 19-3:	Limestone Produced from Birch Mountain's Leases for Use as Aggregate by Oil Sands
	Miners Syncrude Canada Ltd. and Suncor Energy Inc.	19-4
Table 19-4:	Forecast Sales of Limestone Aggregate Products 2005 to 2070; CERI Base Case,
	North and South Athabasca	19-6
Table 19-5:	Competing Quicklime Plants, Canadian Prairies and Northern US Plains	19-6
Table 19-6:	Forecast Sales of Quicklime 2005 to 2070; CERI Base Case, North and South
	Athabasca and Cold Lake	19-8
Table 19-7:	Hammerstone Quarry Production Tonnage	19-9
Table 19-8:	Hammerstone Process Recovery Assumptions	19-9
Table 19-9:	Aggregate Pricing FOB Hammerstone Site by Production Period	19-16
Table 19-10:	Historical and Forecast Canadian Quicklime Pricing - 1992 to 2005	19-18
Table 19-11:	Hammerstone Quarry Mining Equipment Requirements	19-18
Table 19-12:	B-Grade Aggregate Plant Average Hourly Tonnage of Product	19-21
Table 19-13:	A-Grade Aggregate Plant Average Hourly Tonnage of Product	19-22
Table 19-14:	Production Rates	19-23
Table 19-15:	Summary of Capital Costs	19-27
Table 19-16:	Anticipated Overall Average Operating Cost for the Hammerstone Project	19-27
Table 19-17:	Average Life-of-Quarry Operating Costs	19-28
Table 19-18:	Aggregated Plant Life-of-Quarry Operating Costs	19-29
Table 19-19:	Calcining Operating Cost	19-29
Table 19-20:	Operating Unit Cost Summary	19-30
Table 19-21:	Variation in NPV with Discount Rate and IRR	19-31
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INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT
FIGURES

Figure 4-1:	Hammerstone Project Location Map	4-5
Figure 4-2:	Hammerstone Project Birch Mountain Lease Boundaries	4-6
Figure 4-3:	Oil Sand Leases in the Hammerstone Project Area	4-7
Figure 7-1:	Regional Geology Map	7-3
Figure 7-2:	Regional Depth to Devonian Map	7-4
Figure 7-3:	Sub-Crop Geology Map of the Hammerstone Project	7-6
Figure 7-4:	Unit 1 Isopach Map	7-7
Figure 7-5:	Unit 2 Isopach Map	7-8
Figure 7-6:	Unit 3 Isopach Map	7-9
Figure 7-7:	Unit 4 Isopach Map	7-10
Figure 7-8:	Structural Contour Map - Top of Unit 1	7-11
Figure 7-9:	Structural Contour Map - Top of Unit 2	7-12
Figure 7-10:	Structural Contour Map - Top of Unit 3	7-13
Figure 7-11:	Structural Contour Map - Top of Unit 4	7-14
Figure 7-12:	Depth to Devonian Surface	7-15
Figure 7-13:	Overburden Isopach Map	7-16
Figure 7-14:	Cross Section A-A'	7-17
Figure 7-15:	Cross Section B-B'	7-18
Figure 7-16:	Cross Section C-C'	7-19
Figure 7-17:	Cross Section D-D'	7-20
Figure 10-1:	GKR04-series sample locations	10-2
Figure 10-2:	GDP04-series sample locations	10-3
Figure 10-3:	UQUMP04-series sample locations	10-4
Figure 17-1:	Unit 2 (MQU) Resource Distribution Map	17-4
Figure 17-2:	Visual Estimate Shale Percentage vs. EBA L.A. Abrasion Test Result	17-7
Figure 17-3:	Unit 1 Resource Distribution Map	17-11
Figure 17-4:	Unit 3 Resource Distribution Map	17-12
Figure 17-5:	Unit 4 (UQU) Resource Distribution Map	17-13
Figure 19-1:	Site Plan, Infrastructure and Access	19-11
Figure 19-2:	Quarry Plan year 1	19-12
Figure 19-3:	Quarry Plan year 10	19-13
Figure 19-4:	Quarry Plan year 25	19-14
Figure 19-5:	Quarry Plan year 65	19-15
Figure 19-5:	Sensitivity of NPV	19-32
Figure 19-6:	Sensitivity to Price	19-33
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INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT
1.0	SUMMARY

1.1	Introduction

Birch Mountain Resources Limited (BMR) is developing the Hammerstone Project in northeast Alberta to supply quicklime and aggregate to the oil sands industry and related users. This report is based on the "Hammerstone Project Pre-feasibility Study Report (February 2005)" undertaken by AMEC and constitutes an Independent Qualified Person's Review and Technical Report. David R. Leslie, P. Eng., an employee of AMEC, served as the Qualified Person responsible for the preparation of the technical report as defined in National Instrument 43-101 (NI 43-101), Standards of Disclosure for Mineral Projects and in compliance with Form 43-101F1 (the "Technical Report").

1.2	Property Description and Tenure

Hammerstone is located approximately 60 km north of the City of Fort McMurray in Township 94, Range 10W4M. Existing dirt roads give good access to the northern portion of the project area whereas the southern portion of the project area is accessed via winter/ATV roads and cut lines. The proposed Hammerstone quarry covers approximately 1,607.8 hectares (ha) and is located on portions of Birch Mountain's metallic and industrial mineral leases 9494070001, 9494070002, 9403120367, 9499030555, 9400080004, and 9400080005. In some areas, BMR's metallic and industrial mineral leases overlap with oil sands leases of Shell Canada Ltd. (leases 90 and 13) and Syncrude Canada Ltd. (leases 22 and 30; Figure 4-3). These companies own the mineral rights to the oil sands but not to the underlying Devonian limestone. BMR has co-development agreements with Syncrude Canada Ltd. and a cooperation and information sharing agreement with Albian Sands Energy Inc. (Shell Canada Ltd., Chevron Canada, and Western Oil Sands) that provide for cooperative exploration, environmental planning, development, extraction, and production activities in areas of the overlapping leases.

1.3	Geology

The Hammerstone project area contains surface exposures of Devonian limestones of the Moberly Member of the Waterways Formation, oil sands and shale of the Cretaceous McMurray Formation, and Quaternary sediments. Devonian limestones are exposed throughout the project area in resistant knolls and uplands that stand up to 7 m above the surrounding muskeg. Quaternary deposits comprising tills and glaciofluvial deposits are present in the northeastern part of the project area.

The unit of interest in the project area is the Moberly Member of the Devonian Waterways Formation. At Hammerstone, the approximately 45 m thick Moberly Member has been informally divided into four units which are, from base to top: Unit 1, Unit 2, Unit 3, and

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INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

Unit 4. Unit 2 is informally designated the Middle Quarry Unit (MQU) and Unit 4 the Upper Quarry Unit (UQU); units 1 and 3 are unnamed.

1.4	Mineral Resources and Reserves

The mineral resource estimates for Hammerstone were calculated by Birch Mountain Resources and independently recalculated and verified by David R Leslie, P.Eng. The mineral resource estimate for the Hammerstone quarry project comprised three components:

	•	Demonstration of physical and chemical property homogeneity; i.e., mineral resource quality;
	•	Volume/tonnage estimate of material; i.e., mineral resource quantity;
	•	Marketability of the mineral resource.

All of these components must be considered in order to classify an industrial mineral resource, such as quicklime or aggregate, and are consistent with the guidelines for the reporting of industrial minerals in the CIM definitions referred to in NI 43-101.

The mineral resource estimate for the project consists of a calcinable limestone estimate comprising the MQU (Table 1-1) and an aggregate estimate for Unit 1, Unit 3, and Unit 4 (Table 1-2). Limestone of Unit 4 has previously been shown to produce quicklime of acceptable quality, however for the purposes of the prefeasibility study, it is not designated for this purpose.

Table 1-1:	Calcinable Limestone Resource Tonnage
	Volume (m3)	Tonnage (t)
Measured	30,130,000	81,350,000
Indicated	29,410,000	79,400,000
Total	59,540,000	160,750,000

Table 1-2:	Aggregate Resource Tonnage
Unit	Designation	Measured	Indicated	Total
Unit 4	"concrete"	36,816,000	109,000,000	146,000,000
Unit 3	"B" grade	316,500,000	436,000,000	751,000,000
Unit 1	"A" grade	260,000,000	262,000,000	520,000,000
Total	-	613,316,000	807,000,000	1,417,000,000

Mineral reserves are summarized in Table 1-3. The proven reserves listed in Table 1-3 are the part of the measured resource for each unit that falls within the economic pit design; the probable reserves the part of the indicated resource for each unit that falls

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INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

within the economic pit design. The reserves listed exceed the sales forecast feed requirements for all products over the 66-year life of the Hammerstone quarry. As shown in this report, there is a reasonable expectation of profit from the limestone quarried within the Hammerstone quarry pit design given the processes described and the estimated prices for the final saleable products.

Table 1-3:	Hammerstone Quarry Limestone Reserves
	Hammerstone Quarry Reserves			Primary	Secondary
Limestone	Proven	Probable	Total	Product	Product
Unit	(kt)	(kt)	(kt)	Feed	Feed
Unit 4	35,967	69,423	105,391	Concrete aggregate	A-grade aggregate
Unit 3	271,301	322,469	593,770	B-grade aggregate	-
Unit 2	66,121	57,601	123,722	Quicklime	-
Unit 1	197,550	170,913	368,463	A-grade aggregate	B-grade aggregate

1.5	Quarrying

The quarry will commence in the northern portion of the property and move progressively southwards. The aggregate plant equipment will move along with the quarry development and Hammerstone will rely on the customer's trucks to transport the finished products to the weigh scale and off the property, which will remove the need for long overland conveyers. The calcinable limestone will be crushed near the face and then transported by quarry haulage trucks to the calcining plant stockpiles at the north end of the property. In the future, when all three kilns are running (year 18 onwards) it may become economically feasible to install overland conveyors for the calcining plant feed to reduce transportation costs.

The quarry plan has been based on quarrying the four units as required to satisfy the projected sales figures supplied by BMR. The fact that the quarry plan is driven purely by sales has resulted in benches being opened up to supply the market demand as opposed to when they would suit the overall development of the quarry. This should be considered as a market-driven case, and trade-off studies should be used to investigate options of optimizing the quarry plan with the objective of reducing operating costs while minimizing impacts to the supply of products to the market.

1.6	Process

Aggregate Plant

The aggregate plant will consist of a number of movable screening, crushing and conveying equipment packages supplied by a vendor.
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INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

BMR expects to receive a quarry permit in the second quarter of 2005. It is planned that the quarry will initially utilize contractor owned and operated equipment in order to begin aggregate production prior to BMR's own crushing plant being designed, purchased, delivered and commissioned on site. The detailed engineering is expected to proceed once the aggregate plant permit is received and the owner is expected to commence production with its own equipment in 2006 or 2007.

Calcining Plant

The quicklime processing design for this study is based on the preliminary bench-scale test work carried out to date, which has shown that Unit 2 produces quicklime of acceptable quality. Additional bench-scale and pilot-scale testing determined that the most suitable kiln was a horizontal type kiln due to decrepitation of the lime product. It was also determined that due to some impurities and volatiles the limestone was not a suitable product for a pre-heater and that a regenerative thermal oxidizer would be required to reduce emissions of volatiles. Kiln sizing was based on producing 225,000 tonnes per year of quicklime utilizing a ball mill to crush the coke, which will be used as fuel.

1.7	Infrastructure

Infrastructure includes all civil work and facilities for the project outside of the process plant design. These areas are summarized as follows:
•	power supply by 25 kV overhead line to the quarry site from the ATCO transmission line north of the site
•	main electrical substation at the quarry site, with site power distribution to the process plant and ancillary substations
•	service building, shop, office, truck weigh scale
•	access road from Canterra road to the quarry site
•	plant access roads
•	quarry pioneering access roads
•	water treatment and sewage handling
•	natural gas supply line from a gas pipeline north of the site
•	pit dewatering equipment and piping
•	lined diversion ditches for offsite drainage and maintenance of watercourses
•	overall site drainage and sedimentation ponds
•	water treatment and sewage handling
•	civil work (cut-and-fill) for the entire site.
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INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT
1.8	Capital Cost

The estimated cost to construct, install and commission the facilities described in this report is C$130 million. This estimate is categorized as pre-feasibility level with an expected accuracy of ±25%. This amount covers the direct field costs of executing the aggregate and first calcining plant projects, plus indirect costs associated with design, construction and commissioning. The estimate is summarized in Table 1-4. The base pricing is 4th quarter 2004 Canadian dollars with no allowance for escalation beyond that time. Interest or financing during construction are not included.

Table 1-4: Summary of Capital Costs
Area	Total ($000s)
Direct Costs	90,059
Project Indirect Costs	18,101
Owner's Costs	Not included
Subtotal	108,160
Contingency	21,840
Initial Capital Cost Estimate	130,000

Kiln 2 - Year 7	70,000
Kiln 3 - Year 17	91,250
Total Capital Cost	291,250

The capital cost estimate is based on the following project data:

•	design criteria
•	flowsheets
•	general arrangement drawings
•	single-line electrical drawing
•	equipment list
•	supplemental sketches as required
•	in-house database and budget quotations from vendors
•	regional climatic data
•	project work breakdown structure (WBS) and code of accounts.

According to AMEC classifications, this estimate is categorized as pre-feasibility level, with a likely accuracy of ±25%. A major assumption is that all crushed material required for the project will be supplied by BMR at no cost to the project. Owner's costs are not included.

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INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT
1.9	Operating Costs

	The operating cost estimate is based on an owner-operated quarry, aggregate plant, and calcining facility. Costs have been calculated for the four main areas of mining, aggregate processing, calcining, and site general and administration. Costs have been developed from data considered applicable to the Fort McMurray area. Table 1-5 shows the overall average operating cost anticipated for Hammerstone over its planned 66 year life.

	Table 1-5: Anticipated Overall Average Unit Operating Costs for the Hammerstone Project
	Area	Cost per Tonne ($)
	Quarrying and rock haulage	1.89
	Aggregate plant processing	1.45
	Calcining plant processing	47.5
	Site operating costs	0.01
	General and administration	0.23

	This estimate is categorized as Class 4, Prefeasibility Study level, with a nominal expected accuracy of +35%/-25%, as defined by AACE Cost Estimate Classification System.

	The following assumptions have been made in regard to the operating costs:

•	equipment is owned and operated by BMR
•	maintenance is carried out in-house
•	labour costs are in line with the surrounding operations
•	job classifications across the project will incorporate a fair amount of flexibility
•	a labour burden of 35% has been included
•	a contingency of 15% has been added to the G&A costs.

1.10	Financial Analysis

The Hammerstone project was analyzed using a discounted cash flow approach assuming 50% equity in 4th quarter 2004 Canadian dollars. Projections for annual revenues and costs are based on data developed for the limestone quarry, aggregate and lime plants, capital expenditures and operating costs. Estimated project cash flows were used to determine the pre-tax net present value (NPV) and internal rate of return (IRR) for the base-case.

Results of the minimum performance base-case analysis indicate that the project has a potential pre-tax internal rate of return of 30.0% and a pre-tax NPV of $697,843,000 at a discount rate of 7.5% (see Table 1-6). The payback period is estimated at 8.8 years from first production. The base-case quarry life is 66 years.

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INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

Table 1-6: Variation in NPV with Discount Rate and IRR
	0%	7.5%	10%	15%	25%
NPV (C$000)	7,171,884	697,843	396,131	147,291	18,493
IRR (%)	30	-	-	-	-

The cash flow model is most sensitive to changes in product price, significantly less to process cost, and least sensitive to quarrying cost and capital expenditure change. Specifically, the model is most sensitive to changes in the price of lime, then of B-grade aggregate followed by A-grade aggregate, and finally concrete rock. The financial model proves sufficiently robust that with a 60% price discount over the first 10 years an IRR of 14.1% and an NPV (7.5%) of $440 million were indicated. It should be noted that a single quarry plan has been used throughout and that the sensitivity analysis has not taken into account the possibility of business failure by other competitors.

1.11	Conclusions and Recommendations Conclusions and Recommendations

The following conclusions may be drawn based on the, "Hammerstone Project Pre-feasibility Study Report (February 2005)":

•	The Hammerstone Quarry contains sufficient reserves for over 66 years of production based on the product demand and sales forecast.
•	A viable market for the aggregate and quicklime products exists in the local Fort McMurray area.
•	The Hammerstone Project can produce quality aggregate and quicklime products suitable for the oil sands industry and local infrastructure markets.
•	It is reasonable to expect that the limestone can be quarried, processed and sold at a profit given the processes described, the expected sales quantity, and the estimated prices for the final saleable products.

It is recommended that the Hammerstone Project be taken to a higher level of engineering and cost estimate accuracy before fully committing to the capital expenditures, however this could be undertaken concurrently with contract quarry aggregate operations going forward.

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2.0	INTRODUCTION AND TERMS OF REFERENCE

Birch Mountain Resources Ltd. (BMR) proposes to establish a limestone quarry, aggregate production plant, and a quicklime processing facility at its Hammerstone Project approximately 60 km north of Fort McMurray, Alberta in Township 94 Range 10W4. Limestone would be quarried, crushed, and screened to produce aggregate for construction, concrete, and road-building purposes. High-grade limestone would be quarried, crushed, screened, and calcined to produce quicklime for use in water treatment and flue gas desulphurization (FGD). The market for these products is expected to be the oil sands operations in the surrounding area.

BMR engaged AMEC Americas Limited (AMEC) to conduct a pre-feasibility study and associated Independent Qualified Person's Report on the mineral resource and reserves of the Hammerstone Project. David Leslie, P. Eng., an employee of AMEC, served as the Qualified Person responsible for preparing this technical report as defined in National Instrument 43-101 (NI 43-101), Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1 (the "Technical Report").

Information and data for this review and report were obtained from a recently completed study entitled "Hammerstone Project Pre-feasibility Study Report (February 2005)." Additional information was obtained from BMR.

Pertinent data were reviewed in sufficient detail for the preparation of this document. David Leslie, P. Eng., also conducted and supervised the review of matters pertaining to the open pit design, quarrying costs and other matters relevant to requirements on production and development properties (Section 19). Stephen Juras, Ph.D., P. Geo., an AMEC employee, provided Qualified Person assistance as a reviewer of all of the geological information.

Additional Qualified Person assistance was provided by Russ Gerrish, P. Eng. of Russ Gerrish Consulting, now employed by Birch Mountain Resources Ltd., who has supplied information pertaining to aggregate resource definition, production, and costing.

Mr. Leslie visited the project site on October 12, 2004. The bulk sample pit, exploration drill hole sites, and several outcrop locations were reviewed on the ground. The entire area was also viewed from the air by helicopter including the outcrop along the Muskeg River on the western edge of the property.

Mr. Juras visited the site on October 30 and 31, 2003 and has been involved with the review of geology matters pertaining to the Hammerstone Quarry since that time.

Mr. Gerrish visited the project site on September 17th 2003 and reviewed the drill core at BMR's facility on September 26th 2003, prior to his employment with BMR.

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3.0	DISCLAIMER

AMEC's review of the Hammerstone Project relied on the pre-feasibility study, "Hammerstone Project Prefeasibility Study Report," dated February 2005.

AMEC used information from this report under the assumption that it was prepared by Qualified Persons.

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INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT
4.0	PROPERTY DESCRIPTION AND LOCATION

The Hammerstone project is located approximately 60 km north of the City of Fort McMurray in Township 94, Range 10W4M (Figure 4-1). Within T94, R10W4, Hammerstone occupies all of sections 16, 21, and 28, and all or portions of Section 8 LSD 1, 8 and 16, Section 9 LSD 1-16, Section 17 LSD 1, 2, 7-10 and 14-16, Section 20 LSD 1-3, 6-11 and 14-16, Section 27 LSD 13, Section 29 LSD 1-3, 8, 9, 15 and 16, Section 32 LSD 1, Section 33 LSD 1-11 and 14-16, and Section 34 LSD 4-5 and 12-13. This area includes parts of Birch Mountain Metallic and Industrial Mineral Leases 9494070001, 9494070002, 9403120367, 9499030555, 9400080004, and 9400080005 (Figure 4-2). Detailed information on the 6 Hammerstone leases is included in Table 4-1.

The boundaries of the Hammerstone project area have been determined from geological, environmental, and economic considerations. The western boundary constitutes a 200 m setback from the Muskeg River, consistent with setbacks for wildlife habitat in adjacent oil sands leases (Shell, 2002). The southern and southeastern boundaries incorporate the areas where limestone is interpreted to be at or near surface. The eastern boundary has been placed where the thickness of Cretaceous and Quaternary sediments increases to more than 20 m. The northern boundary was selected to coincide with a pipeline/powerline right-of-way and is located where regional structure data indicate that the Devonian surface begins to deepen to the north. The project boundary could be expanded to the south because favourable limestone units are present near surface in this area. Expansion of the boundary to the north, east, or west is not anticipated. An Archaeological Exclusion Zone has been established in the northeast corner of the project area to protect significant historical resources (Figure 4-2). The quarry plan and project footprint are wholly outside of this exclusion zone.

4.1	Mineral Tenure

BMR holds both metallic and industrial minerals permits and leases on its Athabasca exploration property in north-eastern Alberta. These total 23 permits and 65 leases for a total area of 277,108 ha, as well as 26 permit-to-lease conversions in progress over 52,082 ha and 9 new permit applications over 73,798 ha, as of 24 November 2004. The resource estimate and the preliminary assessment have been based upon the material located on the leases described in Table 4-1.

In some areas, BMR's property leases overlap with oil sands leases of Shell Canada Ltd. (leases 90 and 13) and Syncrude Canada Ltd. (leases 22 and 30; Figure 4-3). These companies own the mineral rights to the oil sands but not the underlying Devonian limestone. BMR has co-development agreements with Syncrude Canada Ltd. and a cooperation and information sharing agreement with Albian Sands Energy Inc. (a joint-

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INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

venture between Shell Canada Ltd., Chevron Canada, and Western Oil Sands Inc.) that provide for cooperative exploration, environmental planning, development, extraction, and production activities in areas of the overlapping leases.

4.2	Permits and Agreements

In Alberta, regulatory approvals for a quarry project are initiated by filing and publishing a Public Disclosure Document (PDD) containing a project description and draft Environmental Impact Assessment (EIA) Terms of Reference. Following public review and comment, Alberta Environment issues the final EIA Terms of Reference. The applicant undertakes all required field studies and prepares the EIA in compliance with the Terms of Reference. The completed EIA and application is submitted to Alberta Environment and Alberta Natural Resources Conservation Board (NRCB) and is published for public and stakeholder review. After all requests for supplemental information have been satisfied, the EIA is declared complete by Alberta Environment. The NRCB then determines if the project is in the public interest. Public input is again sought and the NRCB may order a public hearing. Upon issue of a positive decision report by the NRCB, the project is presented for approval by an Order In Council and final regulatory approvals are issued.

In October 2002, BMR released the PDD and draft EIA Terms of Reference for the Muskeg Valley Quarry (MVQ), which represents approximately the northern one-quarter of the Hammerstone project area. The MVQ application was subject to the Natural Resources Conservation Board Act, the Alberta Environmental Protection and Enhancement Act, the Alberta Water Act and the Alberta Public Lands Act and requirements of the federal government under the Canada-Alberta Agreement on Environmental Assessment Cooperation. In March 2004 the MVQ EIA/Application was filed with regulators. In December 2004, Alberta Environment declared the MVQ EIA complete. In February 2005, the NRCB notified BMR that because no public interventions opposing the MVQ had been received, a public hearing would not be held. Regulatory approvals for the MVQ are expected by the end of Q2 2005. A Development Permit from the Regional Municipality of Wood Buffalo (RMWB) is required before any development commences and an application will be prepared and submitted to the RMWB Planning and Development Department. Aggregate operations could begin within the MVQ once all the permits and approvals are in place.

The Hammerstone PDD and draft EIA terms of reference were filed in December 2004. The Hammerstone project will incorporate all aspects of the limestone quarry and aggregate plant included in the MVQ EIA/Application, an expanded quarry and the calcine plant. The majority of fieldwork required for the Hammerstone EIA has been completed and submission of the Hammerstone EIA/Application is expected in Q3 2005. Final approvals for Hammerstone are expected within 12-18 months of filing, depending on whether a public hearing is required. Final regulatory approval is expected by Q4 2006.

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INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

A royalty of $0.0441 per tonne limestone sold is payable to the Alberta Government and a royalty of $0.158 per tonne limestone sold is payable to a third party. Net Smelter Return (NSR) royalties of 2 to 5% are payable on some of the leases for all other metals and industrial minerals except limestone (see Table 4-1).

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INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

Table 4-1: Birch Mountain's Metallic and Industrial Minerals Leases Covering the Hammerstone Quarry Project Area
Number	Area (ha)	Type	Issue Date	Status	Location Description	BMD Interest	Rights	Special Provisions	Obligation	Obligation Date	Expiration Date	Royalties, Agreements & Encumbrances	Environmental Liabilities	Past Owners	Agreement
9494070001	1322.39	Lease	1 Feb 00	Active	4-10-094: 19; 20; 21W; 28SW;29;30	100%	Metallic and Industrial Minerals	Nil	$4,628.37	4 Jul	4 Jul 06	Subject to 5% NSR excepting limestone; subject to limestone royalty of $0.15/t limestone sold	None	Tintina lease/permit 689007A004;	08 Feb 00
					4-11-094; 24L9, L10P, L15P, L16; 25L1P, L2P, L8P, L9P, L10P, L15P, L16P portion(s) lying to the east of the right bank of the Athabasca River									Richardson permit 6890070004

9494070002	668.60	Lease	1 Feb 00	Active	4-10-094: 28NW; 31E, WP portions lying to the east of the right bank of the Athabasca River; 32; 33W;	100%	Metallic and Industrial Minerals	Nil	$2,340.10	4 Jul	4 Jul 06	Subject to 4% NSR excepting limestone; subject to limestone royalty of $0.15/t limestone sold	None	Tintina lease/permit 689007D004;	8 Feb 00
					4-11-094: 36SEP portions lying to the east of the right bank of the Athabasca River									Richardson Permit 6890070004

9499030555	192.00	Lease	10 Mar 99 (Acquired by Birch Mountain 07 Aug 02)	Active	4-10-094: 28NE; 33E	100%	Metallic and Industrial Minerals	Nil	$672.00	10 Mar	10 Mar 14	Subject to 2% NSR for all metallic and industrial minerals excluding limestone; subject to limestone royalty of $0.15/t limestone sold	None	Transferred from Richardson Lease 9499030003; Richardson permit	20 Dec 02

9400080004	1953.36	Lease	22 Aug 00	Active	4-10-094: 3; 4NE, L1, L7, L8, L11, L13, L14; 7E, 7WP; 8;9; 10L5-L8, L12, L13; 15L4, L5, L12, L13; 17S, NE, L14; 18NW, L1-L3 portions lying east of the right bank of Athabasca River, L4P, L5-7, L10, 21E; 22L4, L5, L12, L13; 27L4, L5; 28SE portions lying to north and east of right bank of Athabasca River	100%	Metallic and Industrial Minerals, Limestone	Nil	$6,836.76	22 Aug	22 Aug 15	Subject to 3% NSR; excepting limestone	None	BMD permit 939007A003	Richardson permit, 20 Nov 96

9400080005	2208.00	Lease	22 Aug 00	Active	4-10-094: 22E, L3, L6, L11, L14, 23-26; 27N, SE, L3, L6; 34-36	100%	Metallic and Industrial Minerals, limestone	Nil	$7,728.00	22 Aug	22 Aug 15	Subject to 2% NSR	None	BMD permit 9394020007	HMS permit 01 May 95

9403120367	256.00	Lease	10 Dec 03	Active	4-10-94: 16.	100%	Industrial Minerals	Nil	$896.00	10 Dec	10 Dec 18	Subject to limestone royalty of $0.15/t limestone sold	None	Transfer of industrial mineral rights from Lease 9499030003	Richardson Agreement, 20 Dec 02

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INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

Figure 4-1: Hammerstone Project Location Map

R14W4
R12W4
R10W4
R8W4
R6W4
R4W4
R2W4
T100
T98
T96
T94
T92
T90
T88
ATHABASCA RIVER
McClelland L
Kearl L
Fort McKay
Hammerstone Project
FORT McMURRAY
Clearwater R
Alberta
Birch Mountain Resources Ltd.
Hammerstone Project Location Map
(60 Km)
WRH
Figure 4-1
Date:03/8/11
Scale 1:750000

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INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

Figure 4-2: Hammerstone Project Birch Mountain Lease Boundaries

9494070002
9499030555
9400080005
9494070001
9491-070001
9403120367
9400080003
9400080004
9400060001
LEGEND
Hammerstone Project Area
Birch Mountain Metallic and Industrial Minerals leases
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
Archaeological Exclusion Zone
kilometres
0 0.5 1.0 1.5 2.0
UTM NAD 83
BIRCH MOUNTAIN RESOURCES LTD
Figure 4-2: Hammerstone Project Birch Mountain Lease Boundaries
Feb 15, 2005
KAM

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INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

LEGEND
Hammerstone Project Area
Birch Mountain Metallic and Industrial Minerals leases
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
SYNCRUDE CANADA LTD
kilometres
0
0.5
1.0
1.5
2.0
UTM NAD 83
BIRCH MOUNTAIN RESOURCES LTD
Figure 4-3: Oil Sand Leases in the Hammerstone Project Area
Feb 15, 2005
KAM

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5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

The project area is accessible by road from Fort McMurray. The route is 60 km north on Highway 63, approximately 6 km east on the Canterra Road, and approximately 1 km south on a dirt road to the northern edge of project site (Figure 4-1). Existing dirt roads give good access to the northern portion of the project area whereas the southern portion of the project area is accessed via winter/ATV roads and cut lines (Figure 4-2).

The climate in the Athabasca area is typified by long cold winters (January average temperature -22°C) and short cool summers (July average is 16°C). There are less than 100 frost-free days per year. The annual mean temperature is -0.6°C, average annual snowfall is 150 cm, and average annual precipitation is 43.7 cm, more than half of which falls between June and September. The prevailing wind is westerly. Geological sampling and mapping can take place in summer, and drilling in winter when the ground is frozen.

The project area is characterized by flat to slightly rolling terrain with an average elevation of 280 m. Lower areas are covered with organic-rich wetlands with black spruce and larch trees, while limestone and sand outcrops are observed in higher areas with white spruce, jack pine, and aspen. The Muskeg River, immediately to the west of the project area, has a channel depth of approximately 3 m in the north increasing to about 25 m in the south.

Infrastructure in the vicinity of the project area is excellent due to the presence of extensive oil sands mining and in situ operations in the Athabasca region of Alberta. All major services, including goods and accommodation, air and helicopter service, heavy equipment, vehicle service and expediting, can be obtained in the Fort McMurray area. Fort McMurray is 375 km northeast of Edmonton and can be reached by provincial Highways 2 and 63 and by regularly scheduled airline flights. Fort McMurray's population is growing rapidly and is expected to reach 50,000 by 2005.

The existing infrastructure in the region supports mining and in situ operations that produce approximately one million barrels of crude bitumen per day. As a result, the communities and government regulatory agencies are familiar with mining and mine development proposals, and the community consultation and regulatory processes for mine development applications are clearly established. Most leaseholders and other community and government stakeholders in the region belong to the Cumulative Effects Management Association, which coordinates environmental research and databases. Regional environmental data are available for application preparation, with only site-specific data required for a new quarry application. Oil sands operators have successfully permitted mining infrastructure such as processing plants, overburden and tailings storage areas, and waste disposal sites. Trained open pit mining personnel are available in the region. University-affiliated and college training facilities are situated in Fort McMurray.

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6.0	HISTORY

6.1	Pre-2001 Work

BMR has previously conducted exploration for diamonds and precious metals on its Athabasca property. Three exploration programs provided data relevant to Hammerstone. In 1993-1994, Tintina Mines Limited conducted field mapping in the northern part of the project area. In 1996, Birch Mountain conducted a 12-hole drill program in the region. Drill hole BM96-04 is located in the northern project area and drill hole BM96-05 is located in the southern project area. In 2000, Birch Mountain drilled hole BM00-02 that twinned a 1993 Tintina drill hole located west of the project area and recovered a 6-inch diameter core that included an intersection of the Middle Quarry Unit.

6.2	2001 Work

During the summer of 2001, BMR conducted a surface rock sampling/mapping program in the quarry project area to investigate the extent of limestone silicification identified in the northern project area. Although this sampling program was undertaken before the industrial mineral potential of the area was recognized, these surface samples provided valuable information about the geochemistry of the limestone exposed at surface, in particular the Upper Quarry Unit. These samples demonstrated that high calcium limestones were present over much of the southern part of the northern project area.

6.3	2002 Work

In 2002, a short field exploration program was conducted in conjunction with the initial regional geological appraisal of the quarry area for aggregate production. Property access, physiography, infrastructure, and surface geology were examined. Extensive knolls and uplands of resistant limestone were observed through much of the southern sector of the northern project area.

An initial geological appraisal of regional Devonian stratigraphy, lithology, and structure from existing mineral exploration data identified an area in Township 94, Range 10W4, as being a preferred location for a limestone quarry for aggregate production. This initial appraisal also identified a high purity (high CaCO3) fossiliferous limestone unit at the quarry location; a successful calcine test of this unit from drill core BM96-04 demonstrated the potential for quicklime production in addition to aggregate production. An exploration drilling program in winter 2002/2003 outlined the geology of the Hammerstone quarry and identified two units having quicklime potential, the Middle Quarry Unit (MQU) and the Upper Quarry Unit (UQU), and the remaining units having potential for aggregate production.

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6.4	2003 Work

In July and September 2003, BMR conducted two field exploration programs directed at enhancing the understanding of many aspects of the geology, with a particular focus on the Upper Quarry Unit. The first program re-examined many of the outcrops in the project area, including most of the sample sites that reported high calcium values. It was determined that the lithology and texture of these rocks were indistinguishable from the UQU intervals intersected in core. This textural evidence supported the geochemical evidence provided by the samples that the UQU is exposed at surface over much of the southern part of the northern project area. Eighteen additional outcrop samples were taken during this first phase of 2003 fieldwork, including three bulk chip samples across approximately 1m of stratigraphy (approximately 20 kg per sample). BMR is currently storing these samples for future testing. The second 2003 field program was undertaken to define the extent of UQU outcrop exposure in support of resource classification. BMR collected and retained a series of rock samples for future analyses.

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7.0	GEOLOGICAL SETTING

7.1	Regional Geology

Sedimentary rocks in the region of Hammerstone belong to the Western Canada Sedimentary Basin (WCSB) and consist of two eastwardly thinning, unconformity-bounded, sedimentary sequences: a lower Palaeozoic carbonate-evaporite sequence and an overlying Mesozoic siliciclastic sequence (Figure 7-1). The Palaeozoic rocks are approximately 300 m thick in the project area and belong to the Devonian Elk Point and the Beaverhill Lake groups. The Mesozoic rocks comprise the Cretaceous McMurray Formation of the Manville Group and range in thickness from 0 m to 150 m. A stratigraphic column for the area is shown in Table 7-1.

Strata in the region are generally flat-lying with a gentle (<1°) dip to the west-southwest. There is minor structural disturbance resulting from basement faulting, salt dissolution, karsting and erosion. The Hammerstone Project is situated in a structural/erosional window, which exposes Waterways Formation limestones at surface in the lower Muskeg River area. The McMurray Formation and Quaternary sediments thicken away from this window in all directions (Figure 7-2).

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INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

Table 7-1:	Regional Stratigraphic Column for the Hammerstone Project
Age	Group	Formation	Member	Lithology	Thickness[1]
Quaternary	-	-	-	Till	Thin to absent
Lower Cretaceous	Mannville	McMurray	-	Oilsands, siltstone, shale	Thin to absent
Unconformity
Upper Devonian	Beaverhill	Waterways	Moberly[2]	Nodular and fossiliferous limestone	40 m
	Lake				(eroded at top)
			Christina	Nodular limestone, calcareous shale	102 m
Calumet Firebag
		Slave Point	-	Limestone	10 m
		Ft. Vermilion	-	Anhydrite, shale, limestone, dolomite	17 m
Middle Devonian	Elk Point	Watt Mountain	-	Anhydrite, shale, limestone, dolomite
		Prairie Evaporite	-	Anhydrite, salt, dolomite	48 m
		Methy	-	Dolomite, dolomitic limestone,	70 m
anhydrite
		La Loche/ McLean River	-	Basal coarse conglomerate, sandstone, shale, minor anhydrite/gypsum	32 m
Unconformity
Precambrian	-	-	-	Granitoid-mafic gneisses	-
1.

Thickness of the Moberly Member and younger are from geological information within the project area. Unit thickness below Moberly Member is from drill hole LAC94-02, located approximately 2.5 km to the northeast of the project area.

2.	Interval of interest in the Hammerstone project area. The Ft. Vermilion and Watt Mountain formations were logged as one unit in the Hammerstone Project region.

7.2	Property Geology

Devonian limestones of the Moberly Member of the Waterways Formation underlie the majority of the Hammerstone project area (Figure 7-3). The Moberly Member is approximately 45 m thick in the project area and has been informally divided into four stratigraphic units based on aggregate and/or quicklime qualities (Table 7-2). Limestone rocks in the Hammerstone project area display uniform and tabular stratigraphy with no significant variation in thickness except in the northernmost portion of the project area where limestone strata are truncated at the Devonian-Cretaceous unconformity (see Figures 7-4 through 7-7). The strata are relatively flat with a low amplitude (10 m) anticline plunging southwest through the centre of the northern portion of the project area (Figures 7-8 through 7-11).

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INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

Figure 7-1: Regional Geology Map

LEGEND
21
17a
16b
15a
6
BIRCH MOUNTAIN RESOURCES LTD
Regional
Geology of the
area

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The depth to Devonian limestone in the Hammerstone project area varies from zero over limestone outcrop areas to up to 30 m beneath Cretaceous and Quaternary sediments (Figure 7-12). In the northern portion of the project area, the depth to Devonian increases as the Devonian-Cretaceous unconformity deepens. Towards the eastern boundary of the project area, the depth to Devonian increases beneath an increasing thickness of McMurray Formation oil sands. In the southern portion of the project area, the areas between limestone outcrops are interpreted to contain up to 3.5 m of overburden comprising muskeg as well as McMurray Formation and Quaternary sediments (Figure 7-13). This overburden estimate is based on air-photo interpretation of vegetation patterns, soil depth data, and backhoe excavations at drill sites.

Unit 4 outcrops are found throughout the project area and Unit 3 outcrops are found in cliffs along the Muskeg River and in the northeastern corner of the project area (Figure 7-3). Unit 2 (MQU) and Unit 1 have only been observed in drill core in the Hammerstone project area. Underlying the Moberly Member is the Christina Member, which comprises predominantly calcareous shales that are unsuitable for quicklime and less suitable for aggregate production. Isopach maps of the four units are given in Figures 7-4 to 7-7; structural contour maps of the four units are given in Figures 7-8 to 7-11; cross-sections are given in Figures 7-14 to 7-17.

Table 7-2:	Stratigraphic column for the Moberly Member in the Hammerstone Project
Unit	Name	Lithology	Potential Usage	Average Thickness
Unit 4	Upper Quarry Unit	Massive/nodular limestone	Aggregate and Quicklime	0 m to 6 m
Nodular limestone, interbedded
Unit 3	Unnamed	limestone/calcareous shale,	Aggregate	20.5 m
calcareous shale
Unit 2	Middle Quarry Unit	Fossiliferous and Nodular Limestone	Quicklime	4.4 m

Unit 1	Unnamed	Nodular limestone, minor calcareous	Aggregate	13.0 m
shale

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LEGEND
Hammerstone Project Area
Birch Mountain 2004 Drill Holes
Birch Mountain pre 2004 Drill Holes
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
Cross Section Locations
Q
Quaternary Subcrop
K
Cretaceous Subcrop
Cretaceous sand & oil sand outcrops
Beaver River sandstone outcrops
D
Devonian Subcrop
Unit 4 limestone outcrops
Unit 3 limestone outcrops
Undifferentiated limestone outcrops
kilometres
0
0.5
1.0
1.5
2.0
UTM NAD 83
BIRCH MOUNTAIN RESOURCES LTD
Figure 7-3: Subcrop Geology Map of the Hammerstone Project
Nov 15, 2004
KAM
B
B'
C'
D
D'
A'
?

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INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

Figure 7-4: Unit 1 Isopach Map

LEGEND
Hammerstone Project Area
Birch Mountain 2004 Drill Holes
Birch Mountain pre 2004 Drill Holes
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
Unit 1 - 1 m Isopachs
Unit 1 - 0.5 m Isopachs
kilometres
0 0.5 1.0 1.5 2.0
UTM NAD 83
6338000
6336000
6334000
BIRCH MOUNTAIN RESOURCES LTD
Figure 7-4: Unit 1 Isopach Map
Jan 17, 2004
KAM

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INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

Figure 7-5: Unit 2 Isopach Map

LEGEND
Hammerstone Project Area
Birch Mountain 2004 Drill Holes
Birch Mountain pre 2004 Drill Holes
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
Unit 2 - 1 m Isopachs
Unit 2 - 0.5 m Isopachs
kilometres
0
0.5
1.0
1.5
2.0
UTM NAD 83
6338000
6336000
6334000
BIRCH MOUNTAIN RESOURCES LTD
Figure 7-5: Unit 2 Isopach Map
Jan 15, 2004
KAM

Project No.: 1462843 March 2005	Page 7-8

INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

Figure 7-6: Unit 3 Isopach Map

LEGEND
Hammerstone Project Area
Birch Mountain 2004 Drill Holes
Birch Mountain pre 2004 Drill Holes
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
Unit 3 - 5 m Isopachs
Unit 3 - 1 m Isopachs
6340000
6338000
6336000
6334000
kilometres
0
0.5
1.0
1.5
2.0
UTM NAD 83
BIRCH MOUNTAIN RESOURCES LTD
Figure 7-6: Unit 3 Isopach Map
Jan 15, 2004
KAM

Project No.: 1462843 March 2005	Page 7-9

INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

Figure 7-7: Unit 4 Isopach Map

LEGEND
Hammerstone Project Area
Birch Mountain 2004 Drill Holes
Birch Mountain pre 2004 Drill Holes
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
Unit 4 - 5 m Isopachs
Unit 4 - 1 m Isopachs
Kilometres
0 0.5 1.0 1.5 2.0
UTM NAD 83
6338000
6336000
6334000
BIRCH MOUNTAIN RESOURCES LTD
Figure 7-7: Unit 4 Isopach Map
Jan 15, 2004
KAM

Project No.: 1462843 March 2005	Page 7-10

INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

LEGEND
Hammerstone Project Area
Birch Mountain 2004 Drill Holes
Birch Mountain pre 2004 Drill Holes
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
Unit 1 Surface Contours (1 m interval in elevation asl)
6340000
6338000
6336000
6334000
kilometres
0
0.5
1.0
1.5
2.0
UTM NAD 83
BIRCH MOUNTAIN RESOURCES LTD
Figure 7-8: Structural Contour Map - Top of Unit 1
Nov 18, 2004
KAM

Project No.: 1462843 March 2005	Page 7-11

INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

6340000
6338000
6336000
6334000
LEGEND
Hammerstone Project Area
Birch Mountain 2004 Drill Holes
Birch Mountain pre 2004 Drill Holes
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
Unit 2 Surface Contours (1 m interval in elevation asl)
Kilometres
0 0.5 1.0 1.5 2.0
UTM NAD 83
BIRCH MOUNTAIN RESOURCES LTD
Figure 7-9: Structural Contour Map - Top of Unit 2 (MQU)
Nov 18, 2004
KAM

Project No.: 1462843 March 2005	Page 7-12

INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

6340000
6338000
6336000
6334000
LEGEND
Hammerstone Project Area
Birch Mountain 2004 Drill Holes
Birch Mountain pre 2004 Drill Holes
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
Unit 3 Surface Contours (1 m interval in elevation asl)
kilometres
0
0.5
1.0
1.5
2.0
UTM NAD 83
BIRCH MOUNTAIN RESOURCES LTD
Figure 7-10: Structural Contour Map - Top of Unit 3
Nov 18, 2004
KAM

Project No.: 1462843 March 2005	Page 7-13

INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

LEGEND
Hammerstone Project Area
Birch Mountain 2004 Drill Holes
Birch Mountain pre 2004 Drill Holes
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
Unit 4 Surface Contours (1 m interval in elevation asl)
6340000
6338000
6336000
6334000
kilometres
0
0.5
1.0
1.5
2.0
UTM NAD 83
BIRCH MOUNTAIN RESOURCES LTD
Figure 7-11: Structural Contour Map - Top of Unit 4
Nov 23, 2004
KAM

Project No.: 1462843 March 2005	Page 7-14

INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

Figure 7-12: Depth to Devonian Surface

LEGEND
Hammerstone Project Area
Birch Mountain 2004 Drill Holes
Birch Mountain pre 2004 Drill Holes
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
Depth to Devonian Surface (1 m contours)
Kilometres
0
0.5
1.0
1.5
2.0
UTM NAD 83
6340000
6338000
6336000
6334000
BIRCH MOUNTAIN RESOURCES LTD
Figure 7-12: Depth to Devonian Surface
Jan 18, 2004
KAM

Project No.: 1462843 March 2005	Page 7-15

INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

Figure 7-13: Overburden Isopach Map

LEGEND
Hammerstone Project Area
Birch Mountain 2004 Drill Holes
Birch Mountain pre 2004 Drill Holes
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
Overburden Isopachs:
0.5 m
1.0 mm
2.0 m
3.0m
Significant (>3m)
kilometres
0
0.5
1.0
1.5
2.0
UTM NAD 83
BIRCH MOUNTAIN RESOURCES LTD
Figure 7-13: Overburden Isopach Map
Nov 25, 2004
KAM
6340000
6338000
6336000
6334000

Project No.: 1462843 March 2005	Page 7-16

INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

Figure 7-14: Cross Section A-A'

A
A'
Christina Member
Christina Member
Legend

Project No.: 1462843 March 2005	Page 7-17

INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

Figure 7-15: Cross Section B-B'

B
B'
BM02-03
BM02-05
BM02-02
BM00-06
BM04-06
BM96-04
280 m
270 m
260 m
250 m
240 m
Christina Member
Christina Member
Legend
NOTE: unsaturation not represented
metres

Project No.: 146283
March 2005

Page 7-18

amec

Project No.: 1462843 March 2005	Page 7-18

INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

Project No.: 1462843 March 2005	Page 7-19

INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

Project No.: 1462843 March 2005	Page 7-20

INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT
Moberly Member

Unit 1
Unit 1, only observed in drill core, averages 13 m thick (Figure 7-4) and consists of grey nodular limestone with 10% to 15% shale. There is a bed of light green calcareous shale near the base that averages 0.95 m thick. Individual beds within Unit 1 are consistent in lithology and thickness and can be correlated throughout the project area (see Figures 7-14 to 7-17).

Unit 2 (The Middle Quarry Unit - MQU)
Unit 2 or MQU is a high purity limestone that averages 4.4 m thick (Figure 7-5). Only observed within the project area in drill core, it contains three beds: an upper bed of cream to light tan coloured stromatoporoid-bearing bitumen-stained limestone (± 4.0 m thick), a light grey nodular limestone (± 25 cm thick), and a lower cream coloured pelloid-bearing limestone (± 15 cm thick). The MQU is a distinctive regional marker bed and has been encountered in drill core up to 10 km to the west and approximately 12 km to the south in Syncrude's Mildred Lake Mine. It outcrops along the Athabasca River to the southwest of Hammerstone.

Unit 3
Unit 3 averages approximately 20.5 m thick (Figure 7-6) and is composed of light grey nodular limestone, interbedded light grey limestone/light green calcareous shale, and light green calcareous shale. Outcrops of Unit 3 are found in cliffs along the Muskeg River and in two locations in the northern portion of the project area. The lithology and thickness of individual beds within Unit 3 varies across the project area but the thickness and lithological character of the unit as a whole is consistent (see Figures 7-14 to 7-17).

Unit 4 (The Upper Quarry Unit - UQU)
Unit 4 or UQU is a high purity limestone that ranges in thickness from zero (eroded) to 6.0 m (Figure 7-7) and is composed of light tan, massive to slightly nodular limestone with very little shale component (<5%). Unit 4 outcrops throughout the project area in knolls and ridges, which stand up to 7 m above the surrounding muskeg. A shaley fossiliferous bed has been observed near the base of the UQU in outcrops along the Muskeg River and in a bulk sample test pit in the northern part of the project area (Figures 7-15 and 7-17). This bed ranges from 40 cm to 80 cm thick (average 65 cm) and varies from a calcareous shale to shaley fossiliferous limestone.

Cretaceous Sediments

Oil sand, shale, and silicified sandstone of the Cretaceous McMurray Formation are found in the northern and eastern portions of the project area and in localized occurrences along the Muskeg River. In the northern portion of the project area McMurray Formation sediments thicken from zero to approximately 12 m as the Devonian-Cretaceous unconformity deepens northward. Along the
Project No.: 1462843 March 2005	Page 7-21

INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT
eastern boundary of the project area the McMurray Formation thickness increases eastward from zero to approximately 30 m along a north-south trending topographic rise.

Quaternary Sediments

Quaternary glaciofluvial deposits comprising primarily sand and large (2 m) boulders and are found in the northern and northeastern portions of the project area. A southwest trending ridge up to 13 m high along the north-eastern boundary of the project area likely represents an eroded lateral moraine. Small isolated patches of glacial sand and boulders are found throughout the project area. Drill hole BM04-08 encountered light green mud and sand down to a depth of 14 metres which are interpreted to be Quaternary sediments infilling a paleochannel of the Muskeg River.

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INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

8.0	DEPOSIT TYPES

Not applicable for this report.

Project No.: 1462843 March 2005	Page 8-1

INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

9.0	MINERALIZATION

Not applicable for this report.

Project No.: 1462843 March 2005	Page 9-1

INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT
10.0	EXPLORATION

In the winter of 2004 six 50 kg samples of the UQU were sampled for aggregate and quicklime testing. The location of these samples, the GKR04 series, is shown on figure 10-1.

During May 2004, field mapping and sampling confirmed that the UQU is present at surface throughout the southern portion of the project area. Locations for the surface rock samples taken during this program, the GDP04 series samples are shown on Figure 10-2.

In August 2004, twenty 50 kg samples of the UQU were collected using a jackhammer to access fresh outcrop material. These samples, the UQUMP04-series, were collected to provide material for additional aggregate testing. Sample locations are shown in Figure 10- 3. Also in August 2004, a 300 tonne sample of the UQU was extracted and submitted for trial processing in a nearby aggregate plant. The location of the bulk sample is shown on Figure 10-3. Details of the trial processing are given in Section 16.2.

Project No.: 1462843 March 2005	Page 10-1

INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

Figure 10-1: GKR04-series sample locations

LEGEND
Hammerstone Project Area
GKR Series Samples
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
6338000
6336000
6334000
kilometres
0
0.5
1.0
1.5
2.0
UTM NAD 83
BIRCH MOUNTAIN RESOURCES LTD
Figure 10-1: GKR04 Series Sample Locations
July, 2004
KAM

Project No.: 1462843 March 2005	Page 10-2

INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

Figure 10-2: GDP04-series sample locations

LEGEND
Hammerstone Project Area
GDP04 Series Samples
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
6340000
6338000
6336000
6334000
kilometres
0
0.5
1.0
1.5
2.0
UTM NAD 83
BIRCH MOUNTAIN RESOURCES LTD
Figure 10-2: GDP04 Series Sample Locations
August, 2004
KAM

Project No.: 1462843 March 2005	Page 10-3

INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

Figure 10-3: UQUMP04-series sample locations

LEGEND
Hammerstone Project Area
UQUMP 04 Series Samples
UQU 2004 Bulk Sample
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
6340000
6338000
6336000
6334000
kilometres
0
0.5
1.0
1.5
2.0
UTM NAD 83
BIRCH MOUNTAIN RESOURCES LTD
Figure 10-3: UQUMP04 Samples and UQU Bulk Sample Locations
Nov 16, 2004
KAM

Project No.: 1462843 March 2005	Page 10-4

INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT
11.0	DRILLING

A summary of drill core data is given in Table 11-1. Drill hole locations are shown on Figure 7-3. All core, including the 1996, 2002 and 2004 drill cores, were logged by Birch Mountain staff in 2004 using an in-house protocol which recorded lithological characteristics that relate to quicklime and aggregate suitability such as shale percent and structural disturbance.

Several holes drilled in 1996 by Birch Mountain as part of a precious metal exploration program provide information regarding the geology of the Hammerstone project area. These holes include BM96-04 and BM96-05 within the project area, as well as BM96-01, BM96-02 and BM96-03, which are located to the west of the southern portion of the project area (Figure 7-3).

During the winter of 2002/2003, a nine-hole drill program was conducted in the northern portion of the project area. The drill holes were nominally sited on a 500 m grid, with locations adjusted slightly to take advantage of existing access. At two of the locations, it was necessary to drill multiple holes in order to obtain enough material for sampling. The overall geological character of the project area was established and the stratigraphy was divided into the four informal stratigraphic units described in Section 7.2. The MQU was intersected in all six holes at depths between 8.5 m and 25.8 m and a second unit with quicklime potential, the UQU, was identified.

In the winter of 2004, five holes were drilled in the southern portion of the project area and an additional five were drilled in the northern project area. These holes established continuity of stratigraphy and quicklime/aggregate qualities between the original northern project area and the expanded southern project area and significantly increased the quicklime and aggregate resources.

Project No.: 1462843 March 2005	Page 11-1

INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT
Table 11-1: Hammerstone Project Drill Hole Stratigraphic Summary
	Depth to Top of Unit								Thickness
Drill Hole	Limestone	Unit 4	Unit 3	Unit 2	Unit 1	Christina	Total Depth	Unit 4	Unit 3	Unit 2	Unit 1
BM96-01[1]	5.40	5.4	6.20	30.00	33.00	45.80	55.80	-	23.8	3.00	12.80

BM96-02[1]	23.00	-	-	42.50	45.90	58.10	68.10	-	-	3.40	12.20

BM96-03[1]	4.60	4.6	7.35	30.50	34.30	47.25	48.25	-	23.15	3.80	12.95

BM96-04	13.70	-	-	20.20	25.30	37.95	48.95	-	-	5.10	12.65

BM96-05	32.00	-	-	52.50	56.00	69.30	79.30	-	-	3.50	13.30

BM02-02	surface	surface	3.66	25.20	29.40	41.50	45.11	-	21.54	4.20	12.10

BM02-03	surface	surface	5.13	24.60	29.20	-	30.50	5.13	19.47	4.60	-

BM02-04	5.50	-	-	25.80	30.20	-	31.85	-	-	4.40	-

BM02-05	6.65	-	-	13.10	17.82	30.85	35.40	-	-	4.72	13.03

BM02-06	2.15	-	-	8.50	12.95	-	21.70	-	-	4.45	-

BM02-08	11.20	-	-	-	15.25	-	15.85	-	-	-	-

BM04-01[2]	surface	surface	-	23.40	26.10	41.70	44.50	-	-	2.70	15.60

BM04-02[2]	surface	surface	-	24.60	30.00	41.20	42.00	-	-	5.40	11.20

BM04-03	surface	surface	6.00	26.00	30.60	43.40	45.00	6.00	20.0	4.60	12.80

BM04-04	3.80	-	-	24.40	28.10	41.65	42.00	-	-	3.70	13.55

BM04-05	surface	surface	6.00	26.50	30.50	44.50	46.00	6.00	20.5	4.00	14.00

BM04-06	2.0	-	4.40	25.60	30.30	43.30	45.00	-	21.2	4.70	13.00

BM04-07	1.0	-	-	6.95	11.25	24.00	27.00	-	-	4.30	12.75

BM04-08	14.0	-	-	18.40	22.80	36.00	39.00	-	-	4.40	13.20

BM04-09	3.0	-	-	6.60	11.70	24.60	27.00	-	-	5.10	12.90

BM04-10	4.0	-	5.50	-	-	-	8.50	-	-	-	-

Mean									20.54	4.37	13.08
[1] Outside of project area. [2] Unit 1 at surface at these locations, no core recovered across top of Unit 3.

Project No.: 1462843 March 2005	Page 11-2

INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT
12.0	SAMPLING METHOD AND APPROACH

Discussed in Section 13.
Project No.: 1462843 March 2005	Page 12-1

INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT
13.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

13.1	Calcination

Sample preparation and analysis protocols for determining suitability of limestone to yield a quality lime product were set up and executed by FFE Minerals USA Inc. Procedures, test results, and comments are provided in the metallurgical testwork section (Section 16). Generally, the key quality components for calcinable limestone are the following:

	•	Chemical analysis for CaO (potential CaO percentage) and impurity levels (SiO2, MgO, and Al2O3+Fe2O3).

	•	Burnability - how much time is needed to fully calcine the sample and an assessment of potential processing problems related to thermal and mechanical breakage during calcining.

	•	Slakability (ASTM C-100 for limestone lime) - hydration reactivity of lime product, measured as how much time it takes for a 40°C hydrate temperature rise.

	•	Availability - the reactivity or availability of lime product after a 60 minute burn test (given as a percentage of the potential CaO).

	•	Breakage test - thermal and mechanical breakage tests. The former tests resistance to thermal breakage throughout the temperature range of the test (maximum of 1,800°F) and the latter tests resistance to mechanical breakage during the same temperature range of the test.

	•	Hardgrove - hardness of calcined product.

	•	Off-gas emission test - recording of gas emissions during a set preheat temperature range (100°F to 1,000°F, by 25°F increments).

To evaluate the quicklime potential of core intervals not tested by FFE, selected intervals were submitted to Acme Analytical Laboratories Ltd. (Acme), Vancouver, B.C., for sample preparation and whole rock geochemical analysis by ICP-AES (inductively coupled plasma-atomic emission spectrometry). Acme is an accredited laboratory certified under ISO 9002. The MQU drill hole intersections as well as select bracketing samples above and below it were submitted for analyses. The suite of surface samples collected by BMR in 2001 was also submitted to Acme for analysis.

Sample preparation involved crushing the entire sample to -10 mesh, then pulverizing a representative 250 g split to -150 mesh. The samples were analyzed for major oxides and trace metals following Acme's Group 4A analytical method, which involves ICP-AES analysis of a 0.200 g sample split using acid digestion of a lithium metaborate fusion. Carbon and sulphur were determined by Leco element analyzer, and loss-on-ignition (LOI) was determined by thermogravimetric analysis.

Project No.: 1462843 March 2005	Page 13-1

INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

The samples were analyzed in three batches. The first batch included samples of the MQU from each drill hole. Replicate analyses of original pulps were requested on two samples with somewhat unusual compositions; these analyses are included in report. Values agree closely with the original values. The third batch comprised non-MQU samples.

Acme's standard QA/QC protocol was applied all to the sample analyses. This protocol involves including replicate sample analyses within a batch and running a batch with a standard sample. The replicate analyses in the first batch gave relative standard deviations for major oxides from 0.14% to 4.09%. In the third batch, the replicate analyses gave relative standard deviations slightly higher than the first batch. The three replicate analyses of the standard gave relative standard deviations of less than 1% for all major elements with the exception of CaO, which was 2.73%.

Quicklime potential is estimated by determining a proxy for "potential CaO" (available CaO equals about 95% to 97% of the potential CaO). The proxy consists of calculating the potential CaO+MgO for each of the intervals tested. The basis for this calculation is that both CaO and MgO contribute to SO2 consumption in FGD applications and to the generation of hydroxide ions for stripping metal ions in water treatment, and both are measured by the sugar test for available lime (dissolving of the lime product in a sugar solution, then titrated with HCl) The calculation is:

Potential CaO+MgO = [(CaO + MgO)/(Sum all oxide - LOI)] x 100%

where "Sum" is the sum of all measured components and "LOI" is loss-on-ignition. Comparison of calculated potential CaO+MgO and FFE potential CaO shows reasonable agreement.

13.2	Aggregate

Aggregates for general use in road base and sub-base account for approximately 92% to 95% of the forecast needs for the area (ARIWG report, 2002). Aggregate specifications will vary from project to project, but would generally follow those laid out by Alberta Transportation, whose specifications for the applicable types of aggregates are as follows:

• Designation 6, Pit Run Gravel Fill - gradation, percent passing the 80 m sieve (2% to 15%), plasticity index NP-8.

• Designation 4, Gravel Surfacing Aggregate - gradation, percent passing the 80 m sieve (0% to 12%), percent fracture (40+%), plasticity index NP-8.

• Designation 2, Base Course Aggregate - gradation, percent passing the 80 m sieve (2% to 10%), percent fracture (60+ %), plasticity index NP-6, LA abrasion loss (50% max), dry strength of non-plastic aggregates.

Project No.: 1462843 March 2005	Page 13-2

INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

•	Designation 1, Asphalt Concrete Aggregate - gradation, percent passing the 80 m sieve (4% to 10%), percent fracture (60% to 90+ %), plasticity index NP, LA abrasion loss (40% max).

Alberta Transportation also requires that the aggregate be free from injurious quantities of flaky particles, soft shales, organic matter, clay lumps, and other foreign matter. Some aggregate designations limit this to 3%. Alberta Transportation has its own sample preparation protocols for testing aggregates, as detailed in the following list. Tests designated ATT or TLT refer to Alberta Transportation test procedures. Comparable test methods from CSA or ASTM are also noted.

•	Sieve analysis (ATT-25 or 26; CSA A23.2-2A)

•	Dry strength of non-plastic aggregates (ATT-54)

•	Plasticity index (AASHTO T90). Note: AASHTO = American Association of State Highway and Transportation Officials

•	Percent fracture (ATT-50)

•	Los Angeles abrasion resistance (AASHTO T96; CSA A23.2-16A & 17A)

•	Detrimental matter in coarse aggregate (abbreviated petrographic analysis TLT-107; abbreviated ASTM C294)

Aggregates for use in Portland cement concrete account for approximately 5% to 8% of the forecast needs for the area (ARIWG report, 2002). The CSA has a full slate of specified tests for aggregates to be used in concrete. The major ones are as follows:

•	Sieve analysis (A23.2-2A)

•	Amount of material finer than 80 m (A23.2-5A)

•	Relative density and absorption (A23.2-6A & 12A)

•	Magnesium sulphate soundness (A23.2-9A)

•	Density of aggregate (A23.2-10A)

•	Alkali-aggregate reaction (A23.2- 14A)

•	Petrographic examination (A23.2-15A)

•	Los Angeles abrasion resistance (A23.2-16A).

The CSA has other tests for more specific characteristics, but they are only used as warranted by the potential for problems with the material.

Project No.: 1462843 March 2005	Page 13-3

INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT
14.0	DATA VERIFICATION

AMEC personnel checked mapping of outcrops and road cuts and the core logging for the 21 core holes available at the time of its field reviews. BMR's logging and mapping was done professionally and accurately. AMEC visited drill collar sites and found that their locations agree with the locations shown on project maps.

This report is based on the "Hammerstone Project Pre-Feasibility Study Report (February 2005)". All geochemical, quicklime and aggregate test work as well as all market, cost, engineering and financial data mentioned in this report are documented in the "Hammerstone Pre-Feasibility Study Report" and have been reviewed by the author. The values recorded on certificates and other supporting documents agree with the values tabulated in this report.

AMEC concludes that the database used for the Hammerstone resource estimation is sufficiently free of error to be adequate for resource estimation.

Russ Gerrish, P. Eng., has provided AMEC with a copy of the aggregate test results. Testing was carried out for: Los Angeles abrasion resistance, magnesium sulphate soundness, absorption, and density. The results of the tests carried out by EBA are consistent with those stated in this report.

Spatial control for Hammerstone is provided by an airborne LiDAR (Light Detection and Ranging) surface elevation survey and associated orthophoto flown in May, 2004. The LiDAR data density is approximately one data point per metre and the accuracy is approximately ±30 cm horizontally and ±20 cm vertically. The BM02-series drill holes were surveyed in 2004, the location of all other drill holes and surface features (roads etc.) is from the LiDAR survey and orthophoto. All surface mapping and sample locations were determined by hand-held GPS.

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INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

15.0	ADJACENT PROPERTIES

Adjacent properties are not relevant for the review of Hammerstone.

Project No.: 1462843 March 2005	Page 15-1

INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

AMEC has reviewed all calcine testing results and confirms that the calcine products meet relevant product specifications. A description of the test results is given below.

16.1.1	FFE Testing

Seven samples of the UQU and eight samples of the MQU have been analyzed for quicklime properties by F.L. Smidth Inc. of Bethlehem, PA, the analytical branch of FFE Minerals USA Inc. Although only the MQU is considered for quicklime production in this report, results for the UQU are also described in consideration of future quarry planning options. The F.L. Smidth analysis includes an assessment of:

	•	Physical description of the limestone

	•	Chemical analysis of both the limestone feed and lime product

	•	Burnability

	•	Slaking time

	•	Available CaO of the lime product

	•	Thermal and mechanical breakage

	•	Hardgrove hardness

	•	Off-gas emissions during calcining.

The average potential CaO of the UQU and the available CaO of the quicklime product exceed relevant specifications. Impurity levels slightly exceed FGD specifications, however, a potential customer in the area has reviewed the values and has indicated that provided the available CaO content was satisfactory the impurity levels could be addressed. Burnability was reported as good and off-gas emissions are low. Thermal breakage is reported as fair and mechanical breakage is reported as fair to poor.

The average potential CaO of the MQU and the available CaO of the quicklime product exceed relevant specifications. Impurity levels are below specification except for Fe2O3+Al2O3 which is only slightly above. Burnability was reported as good and off-gas emissions are high enough to be a consideration in kiln design. Thermal breakage is reported as fair and mechanical breakage is reported as fair to poor.

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16.1.2	Cimprogetti Testing

FFE’s preliminary assessment of the relatively low mechanical strength of the MQU was that it might not be appropriate for a vertical shaft kiln. To better assess the suitability of the MQU and UQU for a vertical shaft kiln, samples of each were submitted for testing to Cimprogetti, a manufacturer of vertical kilns in Italy. Cimprogetti’s appraisal was that the MQU would be suitable, but precautions were indicated for off-gasses, high quantities of Fe2O3 potentially blocking the kiln, and high amounts of dust. The UQU was deemed suitable with a precaution regarding high quantities of Fe2O3 potentially blocking the kiln.

16.1.3	Metso Minerals Testing

Metso Minerals Industries of Danville, Pennsylvania, evaluated the suitability of the UQU and MQU for a preheater, rotary lime kiln through four testing procedures: a Metso Limestone Evaluation (LSE), a Proximate and Ultimate Analysis, a Direct-Fired Small Batch Rotary Kiln Test (RKI) and a Thermo-Gravimetric Analysis (TGA).

Upper Quarry Unit

Metso reports that the UQU sample is a limestone of quite reasonable quality with good mechanical and thermal strength, which would not abrade very much in a preheater rotary kiln type. Metso notes the high SiO2 content but indicates it is not enough to warrant concern. The RKI of the UQU is reported as "extraordinarily good", indicating very little tendency to decrepitate during processing in a Metso preheater/rotary kiln. The slaking test of the UQU lime product shows it to have medium to high reactivity. Nothing of concern is reported from the TGA evaluation.

Middle Quarry Unit

Metso reports that the MQU sample is a limestone of reasonable quality with similar mechanical strength to the UQU and slightly lower thermal strength. The RKI of the MQU is reported as "typical", indicating slightly more dust and a higher feed-to-product ratio than the UQU. The slaking test of the MQU lime product show it to have medium to high reactivity.

The bitumen content of the MQU was a factor in a number of the Metso analyses. The bitumen content was measured to be approximately 2% by the proximate analysis and although it produced black smoke and flame in the static bed muffle furnace test it did not manifest itself in a similar way during the small batch rotary kiln test. Metso reports the only apparent affect of the bitumen on the calcining process is to increase the decrepitation slightly, with the MQU’s physical characteristics still behaving "typical, average". Metso’s assessment of the TGA analysis of the MQU indicates the off-gasses from the bitumen would be released below 300°C, prior to it entering the preheater. This could be mediated by a duct-burner in the preheater outlet or other adaptation.

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.

16.2	Aggregate Testing

16.2.1	EBA Aggregate Testing

Twenty-four samples of Unit 4, fourteen samples of Unit 3, and thirteen samples of Unit 1 have been analyzed for aggregate properties by EBA Engineering Consultants Ltd. of Calgary, Alberta. The EBA analysis includes aggregate testing for:

	•	Los Angeles Abrasion (LA Abrasion) – CSA A23.2-16A

	•	Magnesium Sulphate Soundness (MSS) – CSA A23.2-9A

	•	Compression Strength – CSA A23.2-14C

	•	Apparent and Bulk Relative Density – CSA A23.2-12A

	•	Absorption – CSA A23.2-12A.

Grading was not tested, as this is easily controlled in processing.

All of the tests were carried out in accordance with the specifications of the Canadian Standards Association (CSA), in particular A23.1-00/A23.2-00, "Concrete Materials and Methods of Concrete Construction/Methods of Test for Concrete." These are the guidelines for most of the ready-mixed concrete produced in Canada. In addition, two tests were carried out using procedures of ASTM (American Society of Testing and Materials): C295, "Petrographic Examination of Aggregates" and D4318, "Plasticity Index of Soils." The test results are summarized in Table 16–1 and discussed further below.

Unit 4 Aggregate Test Results – Early tests have indicated that, from a mechanical perspective, coarse aggregates made from Unit 4 could be used to make Portland cement concrete. All of the LA abrasion results are below the CSA A23.1-00, Section 5 (Table 6), maximum limit of 50% loss for coarse concrete aggregates. For MSS, the same table lists the maximum of 12% for extreme conditions (C-1 – reinforced concrete exposed to chlorides, C-2 – plain concrete exposed to chlorides and freezing and thawing, and F-1 –concrete exposed to freezing and thawing in a saturated condition but not to chlorides). The MSS limit for all other exposure classes is 18%, and all of the test results meet this condition.

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Table 16-1:	Summary of Aggregate Test Results
			Bulk Relative	Bulk Relative	Apparent Relative	Absorption
EBA Sample #	LA Abrasion	MSS	Density	Density-SSD	Density	(%)	Plasticity
UQU (UNIT 4)
BM03-C4-004	27.3	0.9	-	-	-	-	-
BM04-C4-006	30.6	18.0	-	-	-	-	NP
BM04-C4-007	32.1	7.0	2.491	2.574	2.715	3.3	-
UQUMP04-01A	28.1	testing in progress	-	-	-	-	-
UQUMP04-01C	27.3	not done	-	-	-	-	-
UQUMP04-02	27.1	not done	-	-	-	-	-
UQUMP04-03	27.8	testing in progress	-	-	-	-	-
UQUMP04-04	27.8	testing in progress	-	-	-	-	-
UQUMP04-05	37.3	not done	-	-	-	-	-
UQUMP04-06	32.3	testing in progress	-	-	-	-	-
UQUMP04-07	28.9	testing in progress	-	-	-	-	-
UQUMP04-08	33.2	not done	-	-	-	-	-
UQUMP04-09	26.3	not done	-	-	-	-	-
UQUMP04-10	28.8	not done	-	-	-	-	-
UQUMP04-12	30	not done	-	-	-	-	-
UQUMP04-13	25.9	testing in progress	-	-	-	-	-
UQUMP04-14	24	not done	-	-	-	-	-
UQUMP04-15	24.6	testing in progress	-	-	-	-	-
UQUMP04-16	25.6	not done	-	-	-	-	-
UQUMP04-17	27.9	not done	-	-	-	-	-
UQUMP04-18	26.9	testing in progress	-	-	-	-	-
UQUMP04-19	28.3	not done	-	-	-	-	-
UQUMP04-20	32.3	not done	-	-	-	-	-
UQUMP04-0	32	not done	-	-	-	-	-
Average	28.9	8.6	-	-	-	-	-
UNIT 3
BM03-A3-001	34	24.8	2.569	2.616	2.695	1.8	-
BM03-B3-002	51	-	-	-	-	-	-
BM03-A3-003	-	53.1	-	-	-	-	-
BM04-A3-011	38.3	-	-	-	-	-	NP
BM04-B3-012	56.2	-	-	-	-	-	-
BM04-B3-013	51.6	-	-	-	-	-	-
BM04-A3-017	35.5	-	-	-	-	-	NP
BM04-A3-018	33.3	-	-	-	-	-	NP
BM04-B3-020	62.5	-	-	-	-	-	-
BM04-B3-021	51.7	-	-	-	-	-	-
BM04-B3-022	39.1	-	-	-	-	-	-
BM04-A3-023	37.4	53.7	-	-	-	-	NP
BM04-B3-027	48.2	-	-	-	-	-	-
BM04-A3-028	38.6	-	-	-	-	-	NP
Average	44.4	-	-	-	-	-	-
UNIT 1
BM03-A1-005	32.2	25.9	-	-	-	-	-
BM04-C1-008	32.7	22.3	-	-	-	-	NP
BM04-C1-009	27.7	59.7	-	-	-	-	NP
BM04-C1-010	37	53.5	-	-	-	-	NP
BM04-A1-014	35.1	31.7	-	-	-	-	NP
BM04-A1-015	37	62.3	-	-	-	-	NP
BM04-A1-016	34.6	36.5	-	-	-	-	NP
BM04-A1-019	34	51.4	-	-	-	-	NP
BM04-A1-024	30	33.0	-	-	-	-	NP
BM04-A1-025	33.8	15.6	2.575	2.63	2.726	2.1	-
BM04-A1-026	35.3	48.2	-	-	-	-	NP
BM04-A1-029	32.6	37.0	-	-	-	-	NP
Average	33.5	-	-	-	-	-	-
BM00-002	49.4	MPa	(Compressive Strength of Rock)		-	-	-

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Unit 3 Aggregate Test Results – The test results indicate that aggregate made from Unit 3, without amelioration through processing, could be used to make certain aggregates that comply with Alberta Transportation specifications. All of the samples tested were non-plastic, and because the aggregates are quarried, all particles have 100% fracture. So apart from gradation, which is controlled through crushing and screening, the other major criterion is LA Abrasion Loss. For Designation 2 – Base Course Aggregates, the LA Abrasion limit is 50% loss. Eight of the thirteen results are below 50%, so through selective quarrying alone, Designation 2 aggregates can be produced. For other materials, Designation 6 – Pit Run Gravel Fill, for instance, there is no LA Abrasion specification. Losses from samples with higher LA Abrasions come from the abrading of the softer shale matrix. Therefore, through high-impact crushing, screening, and the elimination of fines, it is reasonable to expect that aggregates with an LA Abrasions value less than 50% could be consistently produced. It will therefore be possible to produce aggregates as high as asphalt quality through processing and selective quarrying.

Unit 1 Aggregate Test Results – The Alberta Transportation specifications were again used to judge the potential use of aggregates from Unit 1. Here again, all of the samples tested proved to be non-plastic. The LA Abrasion results were less variable than for Unit 3, with a lower average of 33.5% abrasion loss. Percent fracture of the limestone aggregates is assured at 100%, and gradation will be met through crushing and screening. Based on these specifications, aggregates from Unit 1 will make the full range of sub-base, base, surfacing, and asphalt aggregates to comply with Alberta Transportation specifications.

One sample of rock from Unit 1 was tested for compressive strength. It was evaluated to be 49.4 MPa.

16.2.2	EBA Concrete Testing

EBA Engineering Consultants Ltd. conducted a number of tests to assess the suitability of Unit 4 to produce Portland cement concrete. The first, and standard test for concrete, is compressive strength. EBA followed all of the procedures contained in CSA Standard A23.2 to prepare the cylinders, and is now testing them in accordance with chapter A23.2-9C. Concrete is normally assessed on its compressive strength after 28 days, although normally there are cylinders broken at 7 days for an early indication. A mix design was supplied by a Fort McMurray ready-mix producer that targets a 30 MPa compressive strength at 28 days using local sand and gravel aggregates. Three batches were prepared using essentially the same aggregate components: limestone coarse aggregate, and local Fort McMurray concrete sand for the fine aggregate. The 7-day results have now been received. The entrained air content ranged from 5.8% to 7.5%. The average compressive strength for Mix 1 was 32.4 MPa (4 cylinders), Mix 2 was 29.6 MPa (2 cylinders), and Mix 3 averaged 30.3 MPa (2 cylinders). Seven of the eight test cylinders had achieved 28-day compressive strength in 7 days.

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In another series, EBA is currently running tests on the limestone aggregate to assess Alkali-Aggregate Reactivity. Four concrete batches were prepared for this test: two using limestone coarse aggregate with local Fort McMurray concrete sand, and two using limestone for both the coarse and fine fractions. This test is being done in accordance with CSA test method A23.2-14A, "Potential Expansivity of Aggregates (Procedure for Length Change due to Alkali-Aggregate Reaction in Concrete Prisms)." CSA states in Appendix B of A23.1-00, "Concrete prism tests of fine and coarse aggregates indicate that potentially reactive aggregates occur throughout the province [of Alberta]. Virtually all of the gravels in Alberta are, according to the concrete prism test, at least moderately reactive." Appendix B of A23.1-00 further lists expansion limits for various exposure conditions, the most stringent of which is for no more than 0.02 percent expansion at three months. The 8-week results have been received to date for the 4 mixes, and most expansive of the 4 had a measured expansion of 0.001 percent.

EBA was also asked to perform a petrographic analysis of the limestone coarse aggregate and to calculate the Petrographic Number (PN). The petrographic analysis is a method of appraising the quality of an aggregate, and the PN is a numerical method of expressing the quality of that aggregate (the lower, the better – the optimum PN is 100). Generally, a PN of 130 or less is required for an aggregate to be considered suitable to produce Portland cement concrete. The limestone coarse aggregates from the Upper Quarry Unit have a PN of 110 and have been declared physically suitable for use in concrete.

16.2.3	Stony Valley Test Crush

In the summer of 2004 a pilot-scale test of Unit 4 was conducted at a nearby aggregate plant. A contractor was hired to drill and blast approximately 300 tonne of sample (location shown on Figure 10-3) and haul the raw material to a nearby gravel pit operated by Stony Valley Contracting Ltd. where the limestone was crushed and screened using a 20 x 36 primary jaw crusher and a 48" cone. The crusher was configured to produce a 25 mm (1" minus) road crush.

A limited amount of fine overburden material was found in the first part of the test crush run. It was decided to install a bypass screen at the primary feeder and reject all material finer than 10 mm (3/8). This configuration was observed to reject most of the fine overburden material and produced material was much coarser in gradation and lighter in colour than without the minus 10 mm (3/8) screen.

Although the crushing spread consisted of equipment that was much smaller than has been envisioned for the Hammerstone quarry, there were no major problems in the test crush. The only situations came from a couple of oversize slabs that became wedged in the feeder. There were no material-related problems.

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17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The mineral resource estimate for the Hammerstone quarry project has four components:

• Mineral resource quality – continuity of "grade" with respect to relevant specifications

• Mineral resource classification – the rationale for assigning Measured, Indicated, and Inferred resource status and the tonnage estimates for each

• Marketability – demand for the product

The resource estimate consists of a calcinable limestone resource estimate for the MQU and an aggregate resource estimate for Units 1, 3, and 4 (UQU). The UQU has potential for both quicklime and aggregate production, and although the quicklime potential of the UQU is described in Section 16, it is considered as an aggregate resource in this report. This reflects the fact that, at least during the early stages of production, the UQU will likely be quarried as high-quality concrete-grade aggregate with possible quicklime production later.

A density of 2.7 kg/m3 was used for all quicklime and aggregate tonnage calculations (Section 16).

17.1	Calcinable Limestone Resource

17.1.1	Calcinable Limestone Resource Quality

The MQU shows consistent thickness and lithology throughout the Hammerstone project area as described in Section 7.2. The quicklime properties of the MQU are described in Section 16. The MQU shows minimal geochemical variation in CaO, MgO and LOI. AMEC reviewed the results of key quality measurements used in assessing quicklime resources and found that they gave consistent and favourable results for MQU samples.

Additional confidence in the continuity of quicklime properties of the MQU and UQU is provided by whole rock geochemical analyses of 2002/2003 drill core and surface samples. A proxy "potential CaO" can be calculated from whole rock geochemical analysis:

Potential CaO+MgO = [(CaO + MgO)/(Sum – LOI)] x 100%

where "Sum" is the sum of all measured components and "LOI" is loss-on-ignition. Calculated potential CaO+MgO and FFE potential CaO show agreement within one percentage point (Table 17-1).

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INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

The potential CaO+MgO calculated from whole rock geochemical analysis of the MQU in the 2002/2003 drill holes exceeds Syncrude’s specifications (Table 17-2). The relatively low potential CaO+MgO in BM02-08 is likely related to slight siderite alteration (Fe replacement of Ca) of the MQU at the Devonian-Cretaceous unconformity reported in the drill log.

For the UQU the potential CaO + MgO values, calculated from whole rock geochemical analysis of the KAR01-series and GDP04-series surface samples, meets or exceeds levels deemed acceptable by potential customers and demonstrates good chemical continuity (Table 17-3).

Table 17-1: Potential CaO+MgO from Geochemistry vs. Potential CaO from FFE Testing
Drill Hole	BM02-03	BM02-04	BM02-05
Unit	UQU	MQU	MQU
Potential CaO+MgO from geochemistry	89.84	94.18	94.36

Table 17-2:	Middle Quarry Unit Potential CaO+MgO from Geochemistry
Drill Hole	Potential CaO+MgO
BM02-02	95.94
BM02-03	94.52
BM02-04	94.18
BM02-05	94.36
BM02-06	94.42
BM02-08	89.35
Mean	93.79
St. Dev.	2.27

Table 17-3: Upper Quarry Unit Potential CaO+MgO from Geochemistry
Sample Series	KAR01	GDP04
Sample size	N = 21	N = 60
Mean	93.12	93.36
St. Dev.	1.7	2.33

17.1.2	Calcinable Limestone Resource Classification

No consistent classification guidelines for measured and indicated resources exist for calcinable limestone deposits. Using the CIM resource definitions as a guideline, AMEC and BMR developed a resource classification protocol that takes into account the geological continuity of the rock units in the Hammerstone project area. The high degree

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INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

of physical and chemical continuity of the MQU, as discussed in Sections 7.2 and "Calcinable Limestone Resource Quality" above, combined with the demonstration that a viable market for the quicklime material can reasonably be developed, support classifying the MQU as measured and indicated mineral resources.

For the MQU, measured resource status is assigned to an area within a 500 m radius of all drill hole intersections having either a favourable calcine test or favourable potential CaO+MgO calculated from whole rock geochemical analysis. Indicated resource status is assigned to all other areas.

Favourable calcine tests were achieved from drill holes BM96-04, BM02-04, BM02-05, BM04-01, BM04-02, BM04-03, BM04-04, and BM96-05. Therefore, the MQU within a 500 m radius of these drill hole locations was assigned to measured mineral resource (Figure 17-1). As there is less than 200 m separation between the measured mineral resources at drill holes BM04-04, BM04-01, and BM04-02, these three areas were combined. Drill holes with favourable potential CaO+MgO from whole rock geochemistry include BM02-04, BM02-03, and BM02-05; therefore, the MQU within 500 m of these locations is assigned to a measured resource. This results in most of the northern part of the project area being assigned to measured mineral resource. The remaining MQU was assigned as indicated mineral resources. The measured and indicated resource tonnages for the MQU are summarized in Table 17-4

Table 17-4:	Middle Quarry Unit Calcinable Limestone Resource Tonnage
	Volume (m3)	Tonnage (t)
Measured	30,130,000	81,350,000
Indicated	29,410,000	79,400,000
Total	59,540,000	160,750,000

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Figure 17-1: Unit 2 (MQU) Resource Distribution Map

LEGEND
Hammerstone Project Area
Birch Mountain 2004 Drill Holes
Birch Mountain pre 2004 Drill Holes
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
Archaeological Exclusion Zone
Unit 2 Measured Resource: 81.3 million tonnes
Unit 2 Indicated Resource: 79.4 million tonnes
TOTAL Unit 2 Resource:
160.7 million tonnes
kilometres
0
0.5
1.0
1.5
2.0
UTM NAD 83
6338000
6336000
6334000
BIRCH MOUNTAIN RESOURCES LTD
Figure 17-1: Unit 2 (MQU) Resource Distribution Map
October 27, 2004
KAM

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17.2	Aggregate Resource

17.2.1	Aggregate Resource Quality

Aggregate testing and lithological analysis demonstrates that Unit 1, Unit 3, and Unit 4 will provide material to meet a variety of relevant aggregate specifications. Section 19 states that aggregate produced from Hammerstone will be marketed primarily to the oil sands industry for a variety of uses. Aggregate resources have been categorized into three designations based on Canadian Standards Association (CSA) specifications for Concrete Materials (Standard A23.1), Alberta Transportation (AT) Standard Specifications for Highway Construction, and local oil sands industry specifications. One aggregate testing criterion, Los Angeles abrasion (L.A. abrasion), was used to define the resource broadly into four designations (Table 17-5). Three material types must also meet other qualifications particular to their intended uses, such as magnesium sulphate soundness (M.S.S.) for concrete and Plasticity Index (PI) for A-grade and B-grade aggregates.

A total of 36 samples have been tested for aggregate properties by EBA Engineering Consultants Ltd. of Calgary, Alberta: 10 from Unit 4, 14 from Unit 3, and 12 from Unit 1. A summary of the results as they relate to aggregate designation is given in Table 17-6. In this table, plasticity index is not shown as all samples tested were declared "Non-Plastic." Details of aggregate testing procedures and results are discussed in Section 16.

Table 17-5: Aggregate Resource Designation Definitions
Hammerstone	Concrete	A-grade	B-grade	C-grade
Designation	Aggregate	Aggregate	Aggregate	Aggregate
Typical Uses	Interior and exterior walls and columns, footings, interior slabs	Asphalt concrete pavement, base course aggregate, and gravel surfacing	Base course aggregate, and pit-run gravel fill	Pit-run gravel fill
Governing CSA/	CSA – A23.1	AT - Designation 1	AT - Designation 2
AT Designation
L.A. Abrasion	<40%	<40%	<50%	>50%
M.S.S.	<18%	N/A	N/A	N/A
Plasticity Index	N/A	NP	NP-6	N/A

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Table 17-6:	EBA Aggregate Testing Summary
					Shale Percentage	EBA L.A. Abrasion
	EBA L.A.		Aggregate	Wt. Avg.	Equivalent	Shale Percentage
Sample #	Abrasion	M.S.S.	Designation	Shale Percentage	L.A. Abrasion	L.A. abrasion
Unit 4 (UQU)
BM03-C4-004	27.3	0.9	concrete	5	27.8	-0.5
BM04-C4-006	30.6	18.0	concrete	5	27.8	+2.8
BM04-C4-007	32.1	7.0	concrete	5	27.8	+4.3
UQUMP04-01A	28.1	-	concrete	5	27.8	+0.3
UQUMP04-01B1	48.9	-	B	-	50.0	-
UQUMP04-01C	27.3	-	concrete	5	27.8	-0.5
UQUMP04-02	27.1	-	concrete	5	27.8	-0.7
UQUMP04-03	27.8	-	concrete	5	27.8	0.0
UQUMP04-04	27.8	-	concrete	5	27.8	0.0
UQUMP04-05	37.3	-	A	5	27.8	+9.5
Mean	29.5	8.6	-	-	-	-
Unit 3
BM03-A3-001	34.0	24.8	A	15	34.6	-0.6
BM03-B3-002	51.0	-	C	32	46.1	+4.9
BM03-A3-003	N/A	53.1	-	20	38.0	-
BM04-A3-011	38.3	-	A	20	38.0	+0.3
BM04-B3-012	56.2	-	C	50	58.4	-2.2
BM04-B3-013	51.6	-	C	34	47.5	+4.1
BM04-A3-017	35.5	-	A	25	41.4	-5.9
BM04-A3-018	33.3	-	A	14	33.9	-0.6
BM04-B3-020	62.5	-	C	55	61.8	+0.7
BM04-B3-021	51.7	-	C	28	43.4	+8.3
BM04-B3-022	39.1	-	A	22	39.3	-0.2
BM04-A3-023	37.4	-	A	21	38.6	-1.2
BM04-B3-027	48.2	-	B	36	48.8	-0.6
BM04-A3-028	38.6	-	A	23	40.0	-1.4
Mean	44.4	-	B	-	43.6	+0.8
Unit 1
BM03-A1-005	32.2	25.9	A	20	38.0	-5.8
BM04-C1-008	32.7	22.3	A	15	34.6	-1.9
BM04-C1-009	27.7	59.7	A	14	33.9	-6.2
BM04-C1-010	37.0	53.5	A	12	32.5	+4.5
BM04-A1-014	35.1	31.7	A	14	33.9	+1.2
BM04-A1-015	37.0	62.3	A	15	34.6	+2.4
BM04-A1-016	34.6	36.5	A	12	32.5	+2.1
BM04-A1-019	34.0	51.4	A	15	34.6	-0.6
BM04-A1-024	30.0	33.0	A	12	32.5	-2.5
BM04-A1-025	33.8	15.6	A	17	35.9	-2.1
BM04-A1-026	35.3	48.2	A	15	34.6	+0.7
BM04-A1-029	32.6	37.0	A	15	34.6	-2.0
Mean	33.5	39.8	A	-	34.4	-0.9
[1]Shale bed in UQU, not included in UQU average

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Additional information regarding aggregate properties is provided by the visual estimate of shale percentage from lithological drill logs. Figure 17-2, a plot of visual estimate shale percentage vs. L.A. abrasion test result for the samples in Table 17-8, illustrates a linear relationship between the two values with the equation of the line of best fit:

L.A. Abrasion = Shale% x 0.68 + 24.35

This demonstrates that a visual estimate of shale percent can be used as a "proxy" L.A. abrasion value to predict aggregate designation where L.A. abrasion testing was not performed. A comparison of L.A. abrasion calculated from shale percentage and actual results obtained by EBA shows good agreement overall (Table 17-8).

The majority of the L.A. abrasion and M.S.S. values for Unit 4 surpass the requisite specifications for concrete aggregate for all but extreme exposure classes F-1, C-1, and C-2 (L.A. abrasion < 35%, M.S.S.< 18%). Two samples, UQUMP04-01B and UQUMP04-05, exceed the specifications; however, UQUMP04-01B was collected from the shale bed in the UQU in the 300 tonne test pit (see Section 7.2 for description of shale bed and Section 16 for description of test pit), and UQUMP04-05 is described as being unusually

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shaley and may also have sampled the shale bed. The resource tonnage for the UQU has been adjusted to account for the shale bed

All L.A. abrasion values for Unit 1 exceed the requisite specifications for AT Designation 1 (< 40%), and all plasticity index tests indicated "Non-Plastic;" therefore, all of Unit 1 is designated as A-base aggregate.

For Unit 3, all tests returned "Non-Plastic," and the L.A. abrasion varies from 33.3% to 62.5% with an average of 44.4% as shown in Table 17-4. The L.A. results reflect the lateral and vertical lithological variation in Unit 3 described in Section 7.2. Rather than mapping and modelling the detailed lateral and vertical variation in aggregate quality for Unit 3 on a metre-by-metre basis, BMR has decided to simplify the resource model for Unit 3 by recognizing that it will be more efficient to quarry Unit 3 as a whole rather than selectively quarrying individual beds. This approach allows the variation in aggregate quality to be averaged across Unit 3 and results in a B aggregate designation for the entire unit. Table 17-7, the weighted average L.A. abrasion value for each drill core intersection of Unit 3, demonstrates good continuity of aggregate quality across the project area when Unit 3 is treated as a whole.

Table 17-7:	Weighted Average L.A. Abrasion Values for Unit 3 Intersections
Drill Hole[2]	Weighted Average L.A. Abrasion[1]
BM96-05	43.45
BM02-02	43.73
BM02-03	45.23
BM02-04	51.69
BM04-02	43.53
BM04-03	43.78
BM96-01[1]	44.13
BM96-03[1]	42.71
Mean	44.78
1.L.A. abrasion values include EBA test results where available and shale percentage equivalent values where EBA testing is unavailable. 2.Drill holes BM96-01 and BM96-03 are outside the Hammerstone project area but can be considered to represent overall Unit 3 lithology.

17.2.2	Aggregate Resource Classification

No consistent classification guidelines for measured and indicated resources exist for limestone aggregate deposits. Using the CIM resource definitions as a guideline, AMEC and BMR developed a resource classification protocol that takes into account the geological continuity of the rock units in the Hammerstone project area. The high degree

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of physical continuity and consistency in aggregate properties of Unit 1, Unit 3, and Unit 4, combined with demonstration that a viable market for this aggregate material can reasonably be developed (Section 19), support classification of these deposits into measured and indicated mineral resource categories.

As demonstrated in Sections 7.2 and "Aggregate Resource Quality" above, aggregate testing and lithological logging provide sufficient confidence in aggregate properties to assign measured resource status for Unit 1 and Unit 3 to an area of 500 m radius around all drill holes. Indicated resource status is assigned to the remaining Unit 4 material.

Measured mineral resource status was assigned to Unit 1 areas 500 m in radius around all drill holes (Figure 17-3). The area surrounding drill holes BM04-04, BM04-01, and BM04-02 was combined because the measured resources are separated by less than 200 m. Indicated resource status was assigned to remaining areas greater than 500 m from the drill holes and along the erosional edge of Unit 1 in the north where the unit is eroded. The measured and indicated tonnages for Unit 1 are shown in Table 17-8.

Measured resource status was assigned to Unit 3 areas 500 m in radius around all drill holes (Figure 17-4); the area surrounding drill holes BM04-04, BM04-01, and BM04-02 was combined because the Measured resources are separated by less than 200 m. Indicated mineral resource status is assigned to Unit 3 areas greater than 500 m from the drill holes. Indicated mineral resource status is also assigned where Unit 3 is interpreted to have been eroded along the erosional edge of Unit 1 in the north and in locations where the upper portions of Unit 3 have been eroded. The measured and indicated mineral resource tonnages for Unit 3 are shown in Table 17-8.

Measured mineral resource is assigned to all mapped outcrops of Unit 4 (UQU); a 50 m zone around the outcrops is also included in the measured mineral resource, except where erosion of the UQU has occurred (Figure 17-5). Where these areas are separated by less than 10 m, they are combined. Outside of the 50 m wide zone around outcrops, the UQU is assigned to an indicated mineral resource.

Field mapping indicates that parts of all mapped outcrops are covered by a thin layer of overburden material consisting of vegetation and/or sand. This overburden volume was subtracted from the total UQU Measured resource volume, assuming an average overburden thickness of 20 cm over all outcrop areas. Also, as shown in Figures 7-14 and 7-17, the shale bed near the base of the UQU is likely to be present within the measured mineral resource areas that encompass the outcrop knolls and ridges but is likely to be eroded away within the indicated areas between the outcrop knolls and ridges. Therefore, the shale bed has been accommodated by subtracting 0.65 m (average thickness of the shale bed) from all measured mineral resource areas. The measured and indicated mineral resource tonnages for Unit 4 are shown in Table 17-8.

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Table 17-8:	Aggregate Mineral Resource Tonnage
Unit	Designation	Measured	Indicated	Total
Unit 4	concrete	36,816,000	109,000,000	146,000,000

Unit 3	B-grade	316,500,000	436,000,000	751,000,000

Unit 1	A-grade	260,000,000	262,000,000	520,000,000
Total	-	613,316,000	807,000,000	1,417,000,000

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Figure 17-3: Unit 1 Resource Distribution Map

LEGEND
Hammerstone Project Area
Birch Mountain 2004 Drill Holes
Birch Mountain pre 2004 Drill Holes
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
Archaeological Exclusion Zone
Unit 1 Measured Resource: 258 million tonnes
Unit 1 Indicated Resource: 261 million tonnes
TOTAL Unit 1 Resource:
519 million tonnes
kilometres
0 0.5 1.0 1.5 2.0
UTM NAD 83
6338000
6336000
6334000
BIRCH MOUNTAIN RESOURCES LTD
Figure 17-3:
Unit 1 Resource
Distribution Map
Oct 27, 2004
KAM

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Figure 17-4: Unit 3 Resource Distribution Map

LEGEND
Hammerstone Project Area
Birch Mountain 2004 Drill Holes
Birch Mountain pre 2004 Drill Holes
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
Archaeological Exclusion Zone
Unit 3 Measured Resource: 315 million tonnes
Unit 3 Indicated Resource: 436 million tonnes
TOTAL Unit 3 Resource:
751 million tonnes
kilometres
0 0.5 1.0 1.5 2.0
6338000
6336000
6334000
UTM NAD 83
BIRCH MOUNTAIN RESOURCES LTD
Figure 17-4: Unit 3 Resource Distribution Map
Oct 27, 2004
KAM

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Figure 17-5: Unit 4 (UQU) Resource Distribution Map

LEGEND
Hammerstone Project Area
Birch Mountain 2004 Drill Holes
Birch Mountain pre 2004 Drill Holes
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
Archaeological Exclusion Zone
Unit 4 Measured Resource: 36.8 million tonnes
Unit 4 Indicated Resource: 108 million tonnes
TOTAL Unit 4 Resource:
145 million tonnes
6336000
6334000
0 0.5 1.0 1.5 2.0
UTM NAD 83
BIRCH MOUNTAIN RESOURCES LTD
Figure 17-5: Unit 4 (UQU) Resource Distribution Map
Nov 1, 2004
KAM

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17.3	Mineral Reserves

The Hammerstone quarry pit design includes all of the unrestricted areas of the Muskeg Valley limestone deposit. The restricted areas include a 200 m offset from the Muskeg River, an archaeological exclusion zone in the northeast corner, the area to the north excluded for infrastructure and access, and the areas included in Shell’s oil sands mining plans along the eastern edge. Highwall angles over the shallow deposit are set at 45° in limestone. The overburden will be removed 10 m outside the highwall crest and sloped back at a minimum of two to one. The limestone volumes and reserves in each of the four units are summarized in Table 17-9 and 17-10

The weathered rock will be removed with the overburden, and the top of limestone will be cleaned before drilling and blasting the upper unit. No losses or dilution were considered necessary at the contacts between the limestone units because they are gradations of the same material. All blasted limestone will be sent to the primary crushers.

Table 17-9 Hammerstone Quarry Limestone Volumes
	Hammerstone Quarry Volumes			In Situ
Limestone	Measured	Indicated	Total	S.G.
Unit	(kbcm)	(kbcm)	(kbcm)	(t/bcm)
Unit 4	13,321	25,712	39,034	2.70
Unit 3	100,482	119,433	219,915	2.70
Unit 2	24,489	21,334	45,823	2.70
Unit 1[1]	73,167	63,301	136,468	2.70
1 5% volume loss applied to Unit 1 to avoid dilution with footwall rock (Christina Member)

Table 17-10: Hammerstone Quarry Limestone Reserves
	Hammerstone Quarry Reserve			Primary	Secondary
Limestone	Proven	Probable	Total	Product	Product
Unit	(kt)	(kt)	(kt)	Feed	Feed
Unit 4	35,967	69,423	105,391	Concrete aggregate	A-grade aggregate
Unit 3	271,301	322,469	593,770	B-grade aggregate	-
Unit 2	66,121	57,601	123,722	Quicklime	-
Unit 1	197,550	170,913	368,463	A-grade aggregate	B-grade aggregate

A nominal 5% loss at the contact of Unit 1 with the Christina Member was included to reduce the likelihood of diluting the limestone with footwall rock. There is excess Unit 1 to the sales forecast, and this does not affect costs or the availability of feed for A-grade aggregate production.

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The proven reserves listed in Table 17-10 are the part of the measured resource area of each unit that falls within the economic pit design; the probable reserves are the part of the indicated resource area of each unit that falls within the economic pit design. The reserves listed exceed the sales forecast feed requirements for all products over the 66-year life of the Hammerstone quarry. As shown in the "Hammerstone Project Pre-feasibility Study Report (February 2005)," there is a reasonable expectation of profit from the limestone mined within the Hammerstone quarry pit design given the processes described and the estimated prices for the final saleable products.

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18.0	OTHER DATA AND INFORMATION

No other data or information is relevant for the review of the Hammerstone Project .

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19.0	REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT
AND PRODUCTION PROPERTIES

19.1	Introduction

The Hammerstone Pre-Feasibility Study Report, on which this NI 43-101 Technical Report is based, defined the geological, engineering, process, and financial criteria necessary to develop a quarry plan for the Hammerstone Project, including a mineral reserve estimate. AMEC considers this study to be to at a pre-feasibility level of accuracy, and expects the capital and operating cost estimates to be ±25%.

All dollar figures ($) are quoted in Canadian dollars.

19.2	Project Description

The Hammerstone Project comprises a limestone quarry, aggregate plant and quicklime plant. The quarry will cover an area of approximately 1,608 hectares and has a projected life of 66 years. Mineral reserves exceed the sales forecasts for both aggregate and quicklime. Quarrying will progress from north to south exposing the rock units required for production as needed. Production rates are based on projected aggregate and quicklime sales. Projected sales were derived from documenting current aggregate and quicklime supply and projecting future demand based on future oil sands production.

The aggregate processing plant is designed to produce four separate classes of products: A-grade aggregate, B-grade aggregate, concrete rock, and crushed limestone for calcining (calcinable limestone). All equipment in the aggregate plant will be relocatable: the plant will move with the quarry face in order to reduce material handling costs. There are 3 independent aggregate processing plants, each assigned a specific production duty. Plant 1 is dedicated to the production of B-grade aggregate, Plant 2 is dedicated to the production of A-grade aggregate, and Plant 3 produces both concrete rock and calcinable limestone.

Quicklime production is forecast to begin in 2007 with a 225,000 t/a processing facility. Commissioning of a second 225,000 t/a kiln is planned for 2010and a third processing facility is planned for commissioning in 2020 with a design capacity of 350,000 t/a.

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Table 19-1: Road Quality and Concrete Aggregate Supply, Regional Municipality of Wood Buffalo
			North of Ft. McMurray
Year	Source	South of Ft. McMurray	E of Ath R	W of Ath R	Total
Road Quality Aggregate (tonnes)
2003	RIWG/03	2,068,897	59,860,000	5,125,000	67,053,897
2004	RIWG/04	205,000	49,610,000	31,100,550	80,915,550
Converted from m3 using in situ aggregate density 2.05 t/m3
Concrete Aggregate (tonnes)
2003	RIWG/03	1,816,592	1,800,000	4,500,000	8,116,592
2004	RIWG/04	-	1,620,000	450,000	2,070,000
Converted from m3 using concrete aggregate density 1.80 t/m3

19.3	Quarrying

19.3.1	Current Aggregate Supply

Current supplies of glaciofluvial aggregates in the Fort McMurray region are limited in both in size and quality. Of the two main aggregate pits, one, Poplar Creek, is rapidly nearing total depletion. The other, Susan Lake, is believed to have less than 5 to 10 years supply and is scheduled to be buried beneath a tailings structure within 10 years. Although additional deposits have been found recently, they are typically small and inadequate to assure a long-lived supply for construction and operation of oil sands mining and in situ projects. Typically, aggregate deposits remaining in the region are sand-rich and contain abundant ironstone rendering them inappropriate for use in manufacturing concrete.

To assess the impact of a new source of aggregates from the proposed Hammerstone Quarry, a review of current aggregate resources was undertaken. Aggregate supply information is based on data from the Regional Issues Working Group (RIWG) aggregate surveys published in 2003 and 2004. The RIWG surveys differentiate between two types of aggregate: (i) road quality aggregate and (ii) concrete aggregate. Aggregate is defined by RIWG as being gravel "…consisting of 50% or more particles of a size of 5 mm or larger." but no information defining road and concrete aggregate qualities is provided. Supply data for the region are given in Table 19-1.

The aggregate supplies reported in the RIWG surveys show some variation between 2003 and 2004 that could reflect aggregate production, resource addition from new discoveries or inconsistencies in reporting between the two years. For instance, east of the Athabasca River north of Fort McMurray, 10.2 Mt was apparently produced while west of the Athabasca River 26.0 Mt of road quality aggregate was apparently discovered, with an overall increase in road quality aggregate in the region of 13.9 Mt between 2003 and 2004. Similar unexplained differences are noted between the 2003 and 2004 concrete aggregate

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data resulting in a drop of 6.0 Mt. Rather than ascribe any particular explanation to these differences, the results of the 2004 RIWG survey will be taken as the most accurate estimate of remaining road quality and concrete aggregates, which are 80.9 and 2.1 Mt, respectively.

19.3.2	Current Aggregate Demand

Demand for aggregate in the Fort McMurray region is driven primarily by construction and operating requirements of the oil sands industry. Prior to obtaining the RIWG survey data, BMR initiated a freedom of information (FOI) request to the Alberta government to obtain information on the amount of aggregate supplied from government-owned gravel pits at Susan Lake and Poplar Creek operated by AMI.

Table 19-2 shows the reported demand levels for road quality and concrete aggregate based on the FOI response (1998 to 2002) and RIWG surveys. The 2004 RIWG survey reported future demand estimates for five years through to 2008.

19.3.3	Projected Future Aggregate Demand

Based on information reported in the 2003 and 2004 RIWG aggregate surveys (see Table 2-2) and data included in the information obtained through the FOI request, the average annual demand for road quality aggregate over the period 2003 to 2008 is estimated at 7.7 Mt and for concrete aggregate, 1.5 Mt. However, concrete aggregate comprises both rock and sand, of which BMR currently plans to produce only concrete rock. Typically, concrete rock makes up about 55% of a concrete aggregate; therefore, the average demand for concrete rock is estimated from the survey to be 0.8 Mt/a.

The RIWG surveys deal only with glaciofluvial gravels, specifically excluding BMR’s limestone currently being used for aggregate purposes by oil sands producers Syncrude and Suncor. Both companies have purchased limestone exposed at the bottom of their oil sands mines from BMR. Table 19-3 shows the amount of limestone from Athabasca leases used by Syncrude and Suncor and filed in royalty reports by BMR to the Alberta government. Average annual limestone use for aggregate by Syncrude and Suncor for 2000 to 2004 (to end third quarter) is 1.6 Mt. Therefore, based on historical limestone aggregate use and RIWG reported data, the current average road quality aggregate demand is estimated to be 9.3 Mt annually, of which 7.7 Mt currently comes from deposits of glaciofluvial gravels.

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Table 19-2:	Road Quality and Concrete Aggregate Demand, Regional Municipality of Wood
Buffalo
			North of Ft. McMurray
Year	Source	South of Ft. McMurray	E of Ath R	W of Ath R	Total
Road Quality Aggregate (tonnes)
1998	AMI	nd	663,691	1,127,633	1,791,323
1999	AMI	nd	608,632	873,238	1,481,870
2000	AMI	nd	4,149,842	873,238	5,023,080
2001	AMI	nd	3,669,570	972,315	4,641,885
2002	AMI	nd	2,176,072	1,097,129	3,273,201
FOI data Converted from yd3 using in situ aggregate density of 1.57 t/yd3 (Poplar Creek).
Converted from “loose m3” using aggregate density 1.80 t/m3 (Susan Lake)
2003	RIWG/03	594,826	9,532,500	3,883,725	14,011,051
2004	RIWG/04	1,103,925	2,250,900	4,247,600	7,602,425
2005	RIWG/04	294,175	2,216,050	6,123,350	8,633,575
2006	RIWG/04	140,425	2,334,950	4,259,900	6,735,275
2007	RIWG/04	27,675	2,363,650	2,484,600	4,875,925
2008	RIWG/04	112,750	2,246,800	1,771,200	4,130,750
Converted from m3 using in situ aggregate density 2.05 t/m3 (RIWG surveys)
Average 2003 to 2008					7,664,833
Concrete Aggregate (tonnes)
1998	AMI	nd	nd	nd	-
1999	AMI	nd	nd	nd	-
2000	AMI	nd	nd	nd	-
2001	AMI	nd	nd	nd	-
2002	AMI	nd	nd	nd	-
2003	RIWG/03	363,562	-	369,000	732,562
2004	RIWG/04	-	882,000	90,000	972,000
2005	RIWG/04	90,000	1,690,200	171,000	1,951,200
2006	RIWG/04	-	1,323,000	405,000	1,728,000
2007	RIWG/04	-	1,974,600	180,000	2,154,600
2008	RIWG/04	-	1,332,000	180,000	1,512,000
Converted from m3 using concrete aggregate density 1.80 t/m3 (RIWG surveys)
Average 2003 to 2008					1,508,394
Concrete rock (@55%)					829,617
Note: nd = no data

Table 19-3: Limestone Produced from Birch Mountain’s Leases for Use as Aggregate by Oil Sands Miners Syncrude Canada Ltd. and Suncor Energy Inc.
			North of Ft. McMurray
Year	Source	South of Ft. McMurray	E of Ath R	W of Ath R	Total
Limestone Aggregate (t)
2000	OSCo	nd	109,898	nd	109,898
2001	OSCo	nd	1,226,736	nd	1,226,736
2002	OSCo	nd	2,356,742	nd	2,356,742
2003	OSCo	nd	2,324,936	nd	2,324,936
2004p	OSCo	nd	2,078,084	nd	2,078,084
Average 2000 to 2004					1,619,279
Note:2004p – first 3 quarters of 2004; OSCo – oil sands companies; nd = no data

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19.3.4	Aggregate Sales Forecast

In mid-2004, Birch Mountain commissioned the Canadian Energy Research Institute (CERI), Calgary, Alberta, to undertake an independent study on long-term oil sands industry demand for limestone products in north-eastern Alberta. The basis for the study was the 2004 CERI Study No. 108, Oil Sands Supply Outlook, Potential Supply and Costs of Crude Bitumen and Synthetic Crude Oil in Canada, 2003-2017. To evaluate the long-term demand for limestone products by the oil sands industry, CERI examined bitumen supply from 2005-2070 and developed parameters linking the demand for these products to the construction and operations phases of mining and in situ oil sands production. AMEC has reviewed CERI’s report and has incorporated its finding in the "Hammerstone Project Pre-feasibility Study Report (February 2005).".

CERI modeled the demand for base and concrete aggregates during the construction and operations phases of oil sands projects by developing parameters relating current consumption to daily crude bitumen production. Using these parameters and a base case bitumen supply scenario, CERI developed low, base and high demand models for construction and concrete aggregates for the period 2005 to 2070. In addition, estimates of non-oil sands demand for aggregate were made. Municipal and regional infrastructure applications were estimated to be 10% of oil sands demand and demand for concrete rock for the proposed construction of five railway bridges in the Fort McMurray region under the proposed North East Alberta Transportation Initiative (2004) has been estimated at 100,000 t/a for 2006 to 2009.

Aggregate demand has been further subdivided into "A" and "B" base aggregates at a ratio of 30% "A" to 70% "B", where "A" base aggregates are high quality top grade aggregates and "B" base aggregates are supplied mainly for in-pit haul road construction and bulk fill. A more detailed discussion of aggregate types and properties may be found in the geology and metallurgy sections of this report.

Projected aggregate sales for the Hammerstone Project are listed in Table 19-4. Sales were calculated using market share projections set by location and the availability of competing products in the region. For the years 2005 to 2012, market share was adjusted to give sales figures close to those used in the previously prepared Scoping Study for the Muskeg Valley Quarry; in determining aggregate sales figures, this study had taken into account the size of announced oil sands projects and their location in relation to the location of the quarry. In this study, the long-term market analysis precluded using considerations of announced projects, except as used here in the very early stages of the project.

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Table 19-4: Forecast Sales of Limestone Aggregate Products 2005 to 2070; CERI Base
Case, North and South Athabasca
			Concrete Rock	"A" Base	"B" Base
Production Period	Years	Duration	(kt)	(kt)	(kt)
1	2005	1	139.3	203.7	475.3
2	2006	1	341.5	757.5	1,650.80
3	2007	1	407	1,463.10	3,297.20
4	2008	1	389.1	1,602.60	3,622.80
5	2009	1	415.2	1,864.70	4,247.90
6	2010	1	360.5	2,147.60	4,993.90
7	2011	1	382.4	2,367.20	5,523.40
8	2012	1	413.1	2,382.30	5,558.60
9	2013	1	392.3	2,305.50	5,379.50
10	2014	1	378.3	2,286.10	5,334.20
11	2015	1	437.3	2,347.50	5,477.50
12	2016 to 2020	5	2,739.40	14,004.30	32,676.60
13	2021 to 2025	5	2,630.30	15,838.90	36,957.50
14	2026 to 2030	5	1,756.50	15,707.20	36,650.00
15	2031 to 2040	10	2,542.40	35,091.40	81,880.00
16	2041 to 2050	10	2,025.40	36,500.00	85,166.70
17	2051 to 2060	10	1,182.70	29,566.00	68,987.40
18	2061 to 2070	10	1,339.40	22,676.10	52,910.90

19.3.5	Current Quicklime Supply

Quicklime is not produced in the region and must be trucked in from plants located elsewhere. The four closest plants to Fort McMurray are owned by Graymont Western Canada Inc and Graymont Western US Inc.; the Summit plant at Coleman, Alberta, is not operating at present. Competing sources of quicklime, their respective capacities and approximate road distances from the location of the proposed Hammerstone quicklime plant are listed in Table 19-5.

Table 19-5: Competing Quicklime Plants, Canadian Prairies and Northern US Plains
Plant[1]	Location	Province/State	Operator	Capacity (kt/a)	Distance (km)
Exshaw	Exshaw	Alberta	Graymont Western Canada Inc.	180	900
Summit	Coleman	Alberta	Graymont Western Canada Inc.	50	1,050
Faulkner	Faulkner	Manitoba	Graymont Western Canada Inc.	117	1,500
Indian Creek	Townsend	Montana	Graymont Western US Inc.	300	2,000
[1] Data from government and industry sources.

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19.3.6	Current Quicklime Demand

Quicklime has two principal uses in the production of bitumen from oil sands: scrubbing of sulphur dioxide, trioxide and mercury from off-gases in flue gas desulphurisation (FGD), and treatment of recycled process waters from extraction plants and SAGD operations. Lime is the principal reagent in warm and hot lime softening systems used to remove hardness from process-affected waters in the extraction process. In SAGD, where a large proportion of the water recovered originates as high temperature steam injected into the formation, lime and magnesium oxide are used together in warm and hot lime softening systems, with the principal goal of removing silica prior to steam generation.

No independent information has been located on the consumption of quicklime by the oil sands industry or other industries in the region. Quicklime is used as a reagent in existing industrial and municipal water treatment facilities and by the pulp and paper industry. Some information has been obtained from public disclosure of chemical reagents used in the oil sands industry. Birch Mountain estimates that the total market for quicklime in north-eastern Alberta is 50 to 100 kt/a. Much of the current demand is likely in the Cold Lake-Bonneyville region where water treatment is required for in situ steam-assisted recovery of bitumen from the oil sands.

19.3.7	Quicklime Sales Forecast

Modeled quicklime demand included its use of quicklime in operating phases of oil sands operations only, and was restricted to flue gas desulphurisation and water treatment. Although other uses of quicklime are anticipated, no other sales have been considered. The sales forecast for quicklime was made using a market share that reflected (a) initial start-up moving towards full production, and (b) relative distances between the regions considered (North Athabasca, South Athabasca and Cold Lake). Based on the distance weighting, market share for these areas rise to maximum values of 95%, 85% and 65%, respectively.

Quicklime sales forecasts were made using the projected base case quicklime demand figures from the CERI report with one modification. CERI forecast 2005 FGD demand for quicklime to be 129.3 kt based on the parameters used and predicted bitumen supply. However, only now as sulphur emissions from oil sands plants bump up against upper discharge limits is quicklime becoming necessary to remove sulphur from flue gas emissions, and therefore there is currently little consumption for this purpose. On this basis, the quicklime demand for FGD in 2005 was set to zero and 129.3 kt was subtracted from the forecast quicklime demand in all subsequent years. Forecast quicklime sales are included in Table 19-6.

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Table 19-6: Forecast Sales of Quicklime 2005 to 2070; CERI Base Case, North and
South Athabasca and Cold Lake
			Quicklime Sales
Production Period	Years	Duration	(kt)
1	2005	1	0
2	2006	1	0
3	2007	1	42.9
4	2008	1	86
5	2009	1	117.3
6	2010	1	154.9
7	2011	1	192.6
8	2012	1	231.9
9	2013	1	271.9
10	2014	1	311.7
11	2015	1	326.9
12	2016 to 2020	5	2,060.20
13	2021 to 2025	5	2,687.80
14	2026 to 2030	5	3,184.60
15	2031 to 2040	10	7,251.60
16	2041 to 2050	10	7,756.30
17	2051 to 2060	10	7,572.10
18	2061 to 2070	10	7,054.70

19.3.8	Production Forecast

The production forecast for the Hammerstone quarry is designed to meet the aggregate and quicklime sales forecast described above is given in Table 19-7. Process recovery assumptions are given in Table 19-8. Some substitution of Unit 4 for "A" base aggregate was used to ensure the other units could be exposed and made available for feed when required.

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Table 19-7: Hammerstone Quarry Production Tonnage

Hammerstone		Total Feed (kt)
							Total Rehandle	Total Vol. Moved
Period	Year	Quicklime	Concrete	"A" Base	"B" Base	Total	( kt)	(kt)
1	2005	0.0	173.0	224.1	522.9	920.0	101.5	1,021.5
2	2006	0	424.2	833.3	1,816.0	3,073.5	323.3	3,396.8
3	2007	111.2	505.6	1,609.5	3,627.2	5,853.6	607.3	6,460.9
4	2008	223.0	483.4	1,763.1	3,985.5	6,454.9	682.6	7,137.5
5	2009	304.2	515.8	2,051.3	4,673.2	7,544.5	801.7	8,346.3
6	2010	401.6	447.8	2,362.6	5,493.9	8,705.9	920.4	9,626.3
7	2011	499.3	475.0	2,604.1	6,076.3	9,654.8	1,029.5	10,684.3
8	2012	601.3	513.2	2,620.7	6,115.1	9,850.3	1,072.0	10,922.4
9	2013	705.0	487.3	2,536.3	5,918.1	9,646.7	1,072.1	10,718.8
10	2014	808.2	469.9	2,515.0	5,868.2	9,661.3	1,092.7	10,754.0
11	2015	847.5	543.2	2,582.5	6,025.8	9,999.0	1,139.0	11,138.0
12 to 16	2016 to 20	5,341.5	3,403.0	15,406.2	35,947.9	60,098.6	6,910.8	67,009.4
17 to 21	2021 to 25	6,968.6	3,267.4	17,424.6	40,657.3	68,317.9	7,977.6	76,295.4
22 to 26	2026 to 30	8,256.6	2,182.0	17,279.6	40,319.1	68,037.3	8,104.0	76,141.3
27 to 36	2031 to 40	18,801.2	3,158.3	38,604.4	90,077.0	150,640.9	17,877.5	168,518.4
37 to 46	2041 to 50	20,109.6	2,516.0	40,154.0	93,692.7	156,472.4	18,609.8	175,082.2
47 to 56	2051 to 60	19,632.2	1,469.2	32,525.9	75,893.8	129,521.0	15,952.1	145,473.1
57 to 66	2061 to 70	18,290.6	1,663.9	24,946.2	58,207.8	103,108.5	13,294.2	116,402.7
Total		101,901.6	22,698.2	208,043.4	484,917.8	817,561.1	97,568.1	915,129.3

Table 19-8: Hammerstone Process Recovery Assumptions
Quarry Unit	Target Product	Product Size (mm)	Loss to Fines (%)	Comment On Losses	Other Losses(%)	Comment On Losses	Total Losses(%)	Process Recovery (%)
4	Concrete Agg.	5 to 28	19.4	<5 mm	0.1	washing	19.5	80.5
3	"B" Agg.	0 to 150	9.1	friable material	-	-	9.1	90.9
2	Quicklime	10 to 55	29.6	<10 mm	31.9	calcining loss	61.4	38.6
1	"A" Agg.	0 to 75	9.1	friable material	-	-	9.1	90.9

Quarrying will progress from north to south. Figures 19-1 through 19-5 show the site layout and pit progression through the pit life.

Development work will include surface ditching for drainage to dewater the overburden material at least one year ahead of removal. Access roads will be constructed on a limestone base wherever practical. Any merchantable timber will be salvaged before clearing and grubbing the area. Muskeg, topsoil, and weathered rock will be removed by a combination of dozing and excavating with backhoes or front-end wheel loaders into trucks for haulage to stockpiles along the eastern edge of the quarry. The top of the limestone will be cleaned by scraping with a dozer or grader to minimize organic or other contaminants in the finished products.

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Once the top of the limestone is cleaned it will be ready for drilling. The limestone units must be drilled and blasted separately to maintain product quality. Operational experience will help in delineating the contacts between the units. No dilution was included in the unit volumes, as the contacts are gradations of the same material. Quarrying losses are considered only as losses at the process stages to undersized material, which require rehandling.

Unit 4, the uppermost unit, will be drilled and blasted in a single bench then loaded and hauled to the crusher to expose Unit 3. The limestone in Unit 4 will be the source of all concrete aggregate production and can be substituted as required for A-base aggregate. When over 10 m thick, Unit 3 will be quarried in two benches and will be used exclusively for B-base aggregate production. The removal of Unit 3 exposes Unit 2, which will be quarried as a single bench and is the sole source of feed for the lime plant. Unit 1, the lowest unit in the limestone deposit, will be quarried in either one or two benches depending on feed requirements and thickness. Unit 1 is the major source of A-base aggregate production and can be substituted for a small percentage of B-base production if required for quarrying efficiency.

The initial quarrying plan is driven by the need to expose Unit 2 for the high-value limestone and therefore the removal of overlying Units 3 and 4 must occur as soon as possible. There is excess Unit 1 to the forecast sales requirements, and it will either remain unblasted in the pit for potential future sales or be reclaimed as pit bottom.

At the end of this production forecast there are still significant resources available to continue quarrying activities beyond 2070. The oil sands areas to the east, which were originally identified as constraints to the quarry, would most likely be available for exploitation as well.

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Figure 19-2: Quarry Plan year 1

Figure 19-2
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Figure 19-3: Quarry Plan year 10

Figure 19-3
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Figure 19-4: Quarry Plan year 25

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Figure 19-5: Quarry Plan year 65

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19.3.9	Pricing

Aggregate

Pricing information for aggregate in the Fort McMurray region is not currently available publicly. In recent years, the majority of aggregate supplied to the region has come from two publicly owned, privately operated gravel pits, Susan Lake and Poplar Creek. These gravel pits are owned by the Alberta government and managed by Aggregate Management Inc. (AMI) on a fee-for-service basis. AMI does not operate in the pit. Aggregate is produced by rock products contractors and companies, while AMI supplies the scale facility, makes royalty payments, and is responsible for reclamation. Aggregate producers operating in the Susan Lake and Poplar Creek pits pay $1.40/t or $2.25/t, respectively, to AMI for gravel produced from the pits. Aggregate pricing in the Fort McMurray region typically is done on a spot or job basis, and long-term contracts are uncommon.

Under the design parameters of the pre-feasibility study, three aggregate products are considered for the Hammerstone Project: concrete rock, A grade aggregate, and B grade aggregate. Specifications for each aggregate product are included in the geology and metallurgy sections of the pre-feasibility report. BMR engaged Russ Gerrish Consulting (RGC) to access information on pricing of aggregate products in the Fort McMurray region. The information is derived from discussions with both aggregate suppliers and consumers who are able to provide general information on pricing and price trends, but are not at liberty to provide copies of written contracts. Table 19-9, produced by RGC, gives estimated aggregate prices by production period through the life of the Hammerstone Project.

Table 19-9: Aggregate Pricing FOB Hammerstone Site by Production Period
Period	Years	Duration	Concrete Rock ($/kt)	A Grade ($/kt)	B Grade ($/kt)
1	2005	1	14.50	8.00	6.00
2	2006	1	14.50	8.00	6.00
3	2007	1	14.50	8.00	6.00
4	2008	1	14.50	8.00	6.00
5	2009	1	16.00	8.00	6.00
6	2010	1	16.00	8.00	6.00
7	2011	1	16.00	8.00	6.00
8	2012	1	18.00	8.50	6.25
9	2013	1	18.00	8.50	6.25
10	2014	1	18.00	8.50	6.25
11	2015	1	18.00	9.00	6.75
12	2016 to 2020	5	18.00	9.00	6.75
13	2021 to 2025	5	18.00	9.50	7.25
14	2026 to 2030	5	18.00	10.50	8.00
15	2031 to 2040	10	18.00	10.50	8.00
16	2041 to 2050	10	18.00	10.50	8.00
17	2051 to 2060	10	18.00	10.50	8.00
18	2061 to 2070	10	18.00	10.50	8.00

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Pricing for concrete rock FOB the Hammerstone site is based on a 2005 datum price of $14.50/t. Prices for concrete rock are escalated for competitive reasons only. Local supplies of concrete-quality aggregate in the Fort McMurray region are estimated to be about 2 Mt, dropping to less than 1 Mt by 2008. On this basis, a price increase for concrete rock to $16.00/t is included in 2009. A further price increase to $18.00/t is set for 2012, when known competing concrete rock supplies will have been exhausted.

No price escalators are considered for base aggregates. The 2005 prices for A-base aggregate and B-base aggregates are set by RGC at $8.00/t and $6.00/t FOB the Hammerstone site, based on current pricing for similar aggregates in the region. Their respective prices rise to $8.50/t and $6.25/t in 2012 when competing base aggregate reserves decline to less than 50 Mt. Further price increases are shown in Table 2-8 for Abase aggregate and B-base aggregates in 2015, 2021, and 2026 as regional base aggregates drop to less than 40 Mt, then less than 20 Mt, and finally become exhausted.

Quicklime

The plant gate price for quicklime has been set to $195/t for the pre-feasibility study. The price is constant over the life of the project.

The 2005 market price of quicklime in Fort McMurray has been estimated as the expected landed price in Fort McMurray of quicklime supplied by the nearest competitor to the Hammerstone Project, in this case Graymont Western Canada Inc.’s quicklime plant at Exshaw, Alberta. Canadian average quicklime costs for 1995 to 2002 were obtained from data tabulated by Natural Resources Canada, and average trucking costs were obtained from Transport Canada. The 2005 estimated market price for quicklime was obtained by escalating the 2002 information by their respective average annual increases for 1998 to 2002, in this case 2.7% for quicklime and 1.7% for trucking costs. The estimated Fort McMurray quicklime price was obtained by multiplying the per tonne-kilometre trucking cost by 900 km and adding this figure to the average Canadian plant gate quicklime price. This results in an estimated quicklime price of $195.41 for 2005. Historical and forecast pricing for quicklime from 1992 to 2005 is shown in Table 19-10.

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Table 19-10: Historical and Forecast Canadian Quicklime Pricing – 1992 to 2005
	Average Plant Gate	Average Trucking Cost[2]	Estimated Quicklime Price
Year	Quicklime Price [1]	($/t-km)	($/t)
1992	78.43	0.098	166.63
1993	81.52	0.097	168.82
1994	80.05	0.093	163.75
1995	82.34	0.09	163.34
1996	82.81	0.088	162.01
1997	84.41	0.088	163.61
1998	85.58	0.083	160.28
1999	91.24	0.084	166.84
2000	92.32	0.087	170.62
2001	94.5	0.091	176.4
2002	96.43	0.096	182.83
2003e	99.05	0.097	186.35
2004e	101.74	0.099	190.84
2005e	104.51	0.101	195.41
Notes: Average Canadian plant gate quicklime price and per tonne-kilometre trucking cost with estimated Fort McMurray quicklime price. [1]Natural Resources Canada. [2]Transport Canada.

19.3.10	Quarry Production Equipment

Equipment selection is based on matching the equipment to the production volumes and anticipated bench height, which has been nominally set at a maximum of 10m in accordance with the thickness of the units being mined (Table 19-11).

Table 19-11: Hammerstone Quarry Mining Equipment Requirements
		Number of Units
Equipment	Size	Initial	Year 5	Year 12
Drilling
Tracked Diesel-hydraulic drill	3.5 to 6.0 in	1	2	4
Loading
Wheel Loaders	9.0 m3	2	3	5
Trucks
Rear Dump Haulage truck	50 t	4	6	8
Support Equipment
Tracked bulldozer with Ripper	300 kW	1	2	3
Grader	200 kW	1	1	2
Water Truck	50 t	1	1	2
Hydraulic backhoe	1.5 m3	1	1	1

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Tracked diesel-hydraulic drills will be used for blast hole drilling. Initial pattern size is based on "rules of thumb" developed by E.l. DuPont, modified for blasting in limestone. Based on information obtained by AMEC from other limestone quarry operations, the anticipated powder factor (PF) will be approximately 0.25 kg of explosive per tonne of rock blasted.

Initially, blasting will be the responsibility of a contractor, however, it is anticipated that the owner will assume this responsibility in time. A two man blasting crew will dewater, prime, load and stem the blast holes. Blast design and tie-in will be checked by the on-site engineer to ensure quality control. It is not anticipated that water will create many difficulties for the blasting operation, however, for the purposes of costing it is assumed that some water resistant explosives will be utilized.

Rock will be excavated with a front-end wheel loader fitted with a 9.0 m3 bucket working on quarrying benches from 3 m to 10 m high. Additional units will be purchased as production increases. The selected loader is matched to the proposed 50 tonne class haulage trucks.

At the run of quarry stockpiles, near the primary crusher, another loader will be required to ensure continuous feed of the correct material to the hopper. This loader will tram material from stockpile to the hopper, load out reject material as required, load trucks for haulage to the lime plant, as well as performing stockpile maintenance. This unit will be identical to the quarry loader to ensure quarry flexibility and efficiency, ease of maintenance and operator training, and reduced parts inventory.

The initial truck fleet will consist of four 50 tonne rear dump mechanical drive trucks. The haulage fleet grows as the production requirements increase following the sales forecast. Haul truck requirements are based on haulage profiles to match the quarry phasing diagrams from the quarrying face to the crusher, as well as overburden and crusher reject hauls to stockpile and haulage of crushed limestone to the lime plant.

The support equipment will be used for bench and road maintenance, ditch preparation and maintenance, drill pattern preparation, stockpile construction, site access road maintenance, and reclamation. Support equipment will include a backhoe excavator, tracked dozer, a road grader, a water truck for dust suppression, pickup trucks and mobile equipment maintenance and service vehicles.

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19.4	Process Description
19.4.1	Introduction

The aggregate processing plant is designed to produce four separate classes of products: A-grade aggregate, B-grade aggregate, concrete rock, and crushed limestone for calcining. All equipment will be moveable: the plant will move with the quarry face in order to reduce material handling costs. There are 3 independent aggregate processing plants, each assigned a specific production duty. Plant 1 is dedicated to the production of B-grade aggregate, Plant 2 is dedicated to the production of A-grade aggregate, and Plant 3 produces both concrete rock and crushed limestone.

Quicklime production is forecast to begin in 2007 and ramp up to just over 225,000 t/a by 2011. To meet this demand profile, a 225,000 t/a processing facility will be commissioned in 2007 operating on limestone from the Middle Quarry Unit (MQU), followed by a similar sized facility in 2010. This will allow the deferral of capital expenditures until the additional capacity is required and will lead to a high degree of operational flexibility with respect to projected production. If production continues as anticipated, a third processing facility will be commissioned in 2020 with a design capacity of 350,000 t/a.

19.4.2	Aggregate Operation

The following process design criteria were used for the aggregate plant:

	•	The aggregate processing plant is designed to produce tonnages dictated by projected sales figures for A- and B-grade aggregate and concrete rock.

	•	Crushed limestone production is designed to meet final quicklime product requirements, after accounting for fines losses in both the aggregate and calcining plant, as well as loss of mass during calcining.

	•	The aggregate plant products will meet the required size specifications.

	•	A-grade and B-grade aggregate products will be produced using dedicated mobile crushing and screening plants.

	•	A shared mobile crushing and screening plant will produce concrete rock and crushed limestone.

	•	Front-end loaders will be used to load product-shipping trucks, handle waste products, and maintain stockpiles.

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Aggregate General

After the blasting, a loader will place the blasted rock onto a grizzly, which scalps the oversize material and allows the balance of the material to flow into a feeder unit. The feeder controls the rate at which the material flows into the primary crusher. The primary crusher breaks the rock down. A series of conveyors will then transport the coarsely crushed material (150 mm nominal size) to a secondary crushing unit.

The secondary crushing circuit consists of screening units and cone-type crushers. After the aggregate has been reduced in the cone crusher it is fed into a multi-deck screening unit. By selecting the appropriate sizes of screen deck, the desired sizes of aggregates can be drawn off the various levels and sent to stockpile. Oversize is recirculated back the cone crusher.

Plant 1: B-Grade Aggregate

The B-grade aggregate is produced using a shared primary crusher that feeds two parallel secondary crushing and screening plants, each rated for a capacity of 900 t/h. Nodular limestone is reclaimed from the stockpile at a rate of 1,797.2 t/h. The run of quarry ore fed through a vibrating grizzly feeder; the oversize is fed to a jaw crusher while the undersize joins the jaw crusher discharge. The combined stream is split into two secondary plant feed streams, each with a flow of 898.6 t/h.

Each secondary plant consists of a secondary cone crusher, followed by a triple deck screen. The screen oversize is fed to a tertiary crusher for additional size reduction, while the undersize is split into two streams. One of these streams is rejected to the fines stockpile (approximately 10% of plant feed tonnage, in order to remove shales from the final product), while the other joins the tertiary crusher product.

As shown in Table 19-12, the B-grade aggregate plant will produce on average, the following hourly tonnages of product.

Table 19-12: B-Grade Aggregate Plant Average Hourly Tonnage of Product
Product	Hourly Tonnage
150 to 0 mm B-grade aggregate	1,633.8 t/h
Fines reject	163.4 t/h

The products are discharged into stockpiles and transferred via front-end loader to off-site haul trucks, which are weighed before leaving the property.

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INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT
Plant 2: A-Grade Aggregate

Nodular limestone is reclaimed from the stockpile at a rate of 770.2 t/h. The run of mine ore passes through a vibrating grizzly feeder: the oversize is fed to the jaw crusher while the undersize joins the jaw crusher discharge, while the combined stream reports to cone crusher feed.

The crushed stream is then fed over two triple deck screens that separate the aggregate into the desired products, and rejects approximately 10% fines from the process in order to remove shale from the product streams. The crusher settings and screen deck sizes can be changed in order to meet various product requirements.

As shown in Table 19-13, the A-grade aggregate plant will produce on average, the following hourly tonnages of product.

Table 19-13: A-Grade Aggregate Plant Average Hourly Tonnage of Product
Product	Hourly Tonnage
75 to 0 mm A-grade aggregate	315.1 t/h
75 to 40 mm A-grade aggregate	105.0 t/h
40 to 0 mm A-grade aggregate	175.1 t/h
40 to 20 mm A-grade aggregate	35.0 t/h
20 to 0 mm A-grade aggregate	70 t/h
Fines reject	70 t/h

The products are discharged into stockpiles and transferred via front-end loader to off-site haul trucks, which are weighed before leaving the property.

Plant 3: Concrete Rock and Calcinable Lime

In a given year, Plant 3 will process concrete rock at a feed rate of 300 t/h for 2,400 operating hours and calcinable limestone at a feed rate of 750.7 t/h for 1,600 operating hours. The concrete rock is a finer sized product than the calcinable limestone: there is more size reduction to be performed on the feedstock, and thus the production rate is necessarily lower. This plant assignment is optimized to most efficiently utilize the crushing and screening equipment.

The run of mine ore passes through a vibrating grizzly feeder: the oversize is fed to the jaw crusher and the undersize is fed to a double deck screen. The overburden and organics entrained with the concrete rock are rejected from the process through the screen undersize, while the screen oversize joins the jaw crusher discharge on the Plant 3 feed conveyor. When calcinable limestone is fed to Plant 3, the double deck screen will be blinded off, as there will be no overburden associated with that feed.

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The jaw crusher discharge is fed over a triple deck screen. The top-deck oversize is fed through a cone crusher, and then re-fed to the screen. In the case of the concrete rock, the oversize from the remaining two decks are discharged onto the wash plant feed conveyor, whereas for the crushed limestone, the oversize from each deck is kept separate and added to a product stockpile. For both the concrete rock and crushed limestone, the screen undersize is set to a reject stockpile.

To make aggregate for ready-mixed concrete, washing is necessary to reduce the silt content to an acceptable level. Some of the output from the secondary screening unit will be fed to a wash plant, which is typically a screening unit to which spray bars have been attached. The products that result will be separated into two stockpiles: 28 mm to 14 mm, and 14 mm to 5 mm. These two products along with a separately processed fine aggregate are required in varying proportions for blending in ready-mix plants to suit the desired concrete mix design. The process wash water is recycled to a settling pond, where the fine sediments are allowed to settle to the bottom.

The concrete rock and calcinable limestone plant will produce on average, the following hourly tonnages of product when processing each feed, see Table 19-14.

Table 19-14: Production Rates
Product	Hourly Tonnage
55 to 25 mm crushed limestone	294.5 t/h
25 to 10 mm crushed limestone	292.3 t/h
-10 mm crushed limestone fines reject	143.9 t/h
28 to 14 mm concrete rock	122.0 t/h
14 to 5 mm concrete rock	119.9 t/h
-5 mm concrete rock fines reject	58.1 t/h

The products are discharged into stockpiles and transferred via front-end loader to off-site haul trucks, which are weighed before leaving the property.

19.4.3	Quicklime Operation

The following process design criteria were assumed for the quicklime plant:

	•	To maximize limestone rock recovery, two different crushed calcinable limestone products will be produced and stockpiled for quicklime processing.

	•	A front-end loader will be used to handle limestone undersize, feed the calcining plants, and load waste products into trucks for disposal.

	•	The calcining plants will be installed indoors and employ a fully instrumented, dry process based on modern rotary kiln technology, operating 24 h/d, 7 d/wk, 329 d/a (based on 90% plant availability during the year). The shell of the rotary kiln will be open to the atmosphere.

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•	A first calcining plant will be designed to produce the initial 225,000 t/a of quicklime. A second identical plant will be designed to increase the capacity to 450,000 t/a in Year 8. Based on the current sales plan a 350,000 t/a expansion would come on-line in Year 17.

•	The kilns will be fired with Syncrude fluid coke (ground in a ball mill) supplemented by natural gas at an average ratio of 60:40.

•	The best available pollution control technology will be used to control air emissions.

•	Seven day's worth of finished product storage at a production rate of 450,000 t/a will be provided in concrete storage silos at the quarry.

•	Chemical analyses of the lime produced from laboratory-scale tests at various suppliers indicate that it is feasible to produce quicklime with both total CaO content and available CaO within specifications for FGD use.

•	The FFE testwork also identified a potential problem with the MQU limestone, which had a tendency to decrepitate excessively during calcining. FFE’s recommendation for a calcining system to process this type of limestone includes a long, straight rotary kiln without a pre-heater, lime hydrate injection at the kiln exit for sulphur removal, and a natural gas fired regenerative thermal oxidizer to control CO and hydrocarbon emissions.

•	This type of calcining system would be relatively energy inefficient, with a thermal efficiency in the range of 35%.

Calcinable limestone from the Hammerstone quarry crushing plant is fed to the lime plant by front end loader (FEL) and belt-conveyed to a intermediate storage bin. The limestone feed is sized in a maximum 3:1 ratio for rotary kiln operation, either between 10 mm and 25 mm, and between 25 mm and 55 mm. A long kiln with a contact cooler usually cannot accept feed with significant amounts of material smaller than 10 mm without experiencing operational problems, most notably a dusty burning zone and uneven cooler discharge temperatures. Feed is reclaimed from the day bin by a weigh feeder and elevated to a scalper screen. The scalper screen will eliminate undersize material formed during stockpiling and handling. The scalper screen oversize will discharge into the rotary kiln.

The heat for calcining is produced in a petroleum coke fired combustion system supplemented by natural gas. The off-gas generated in each kiln passes through dust collection before being cleaned and discharged to atmosphere. The collected dust/fines are discharged to fines stockpiles and periodically loaded into trucks by FEL for disposal in the quarry (or sale if a market develops for this material). The kiln off-gases are water cooled and treated with lime hydrate in a spray tower to capture sulphur, followed by a thermal regenerative oxidizer to burn off organics.

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The air-cooled quicklime discharges from the bottom of the contact cooler associated with the kiln and is conveyed to a scalping screen-roll crusher system where only the larger quicklime stones will be reduced to pebble size (-6 mm, or 1/4"). This will help minimize unwanted fines generation and meet potential product specifications.

The pebbled lime from both the crusher and scalper screen is conveyed to a polishing screen that will separate the products into two separate storage bins providing a total of seven days of product storage. The screen will also reject quicklime fines, usually consisting of hard-burned limestone chips and other rejects. These fines can possibly be used to make hydrated lime for SO2 scrubbing.

Handling and product quality problems caused by air slaking (the tendency for quicklime to react with moisture in the air) are avoided by ensuring that the product does not come into contact with excessive amounts of moisture and humidity.

Pebbled quicklime is withdrawn from the bottom of the storage bins and loaded into 25-ton, purpose-built blower trucks for transport to the oil sands processing site by a local trucking contractor.

19.5	Site Infrastructure

Infrastructure includes all civil work and facilities for the project outside of the process plant design. These areas are summarized as follows:

	•	power supply by 25 kV overhead line to the quarry site from the ATCO transmission line north of the site

	•	main electrical substation at the quarry site, with site power distribution to the process plant and ancillary substations

	•	service building, shop, office, truck weigh scale

	•	access road from Canterra road to the quarry site

	•	plant access roads

	•	quarry pioneering access roads

	•	water treatment and sewage handling

	•	natural gas supply line from an existing gas pipeline north of the site

	•	pit dewatering equipment and piping

	•	lined diversion ditches for offsite drainage and maintenance of watercourses

	•	overall site drainage and sedimentation ponds

	•	water treatment and sewage handling

	•	civil work (cut-and-fill) for the entire site.

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INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

The plant site and facilities will be located to the north of the leased property and bounded by the quarry to the south, the historical resources exclusion zone to the east, and the Muskeg River on the west. A new access road will be constructed, avoiding the archaeological exclusion zone.

Development of the site will occur in two stages. In the first two years of the project the focus will be on aggregate production by a contract operator. The facilities that will be constructed are the access roads, truck weigh scales, administration office, fuel supply and dispensing, paving, and temporary sewer and water services. In the third year of the project the main plant site area will be cleared and graded to allow for construction of the calcining plants and associated facilities (i.e., truck shop, dry/laboratory building, fire protection system, permanent potable water system, permanent sewage collection system, and natural gas supply).

19.6	Capital Cost Estimate

The estimated cost to construct, install and commission the facilities described in this report is C$130 million. This estimate is categorized as pre-feasibility level with an expected accuracy of ±25%. This amount covers the direct field costs of executing the aggregate and first calcining plant projects, plus indirect costs associated with design, construction and commissioning. The estimate is summarized in Table 19-15. The base pricing is 4th quarter, 2004 Canadian dollars with no allowance for escalation beyond that time. Interest or financing costs during construction are not included.

The capital cost estimate is based on the following project data:

	•	design criteria

	•	flowsheets

	•	general arrangement drawings

	•	single-line electrical drawing

	•	equipment list

	•	supplemental sketches as required

	•	budget quotations from vendors

	•	regional climatic data

	•	in-house database

	•	project work breakdown structure (WBS) and code of accounts.

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Table 19-15: Summary of Capital Costs
Area	Total ($000s)
Direct Costs	90,059
Project Indirects	18,101
Owner’s Costs	Not included
Subtotal	108,160
Contingency	21,840
Initial Capital Cost Estimate	130,000
Kiln 2 – Year 7	70,000
Kiln 3 – Year 17	91,250
Total Capital Cost	291,250

According to AMEC classifications, this estimate is categorized as pre-feasibility level, with a likely accuracy of ±25%. Owner’s costs and working capital are not included.

A major assumption is that all crushed material required for the project will be supplied by BMR at no cost to the project.

19.7	Operating Cost Estimate

19.7.1	Summary

The operating cost estimate is based on an Owner-operated quarry, aggregate plant, and calcining facility. Costs have been calculated for the four main areas of quarrying, aggregate processing, calcining, and site general and administration. Costs have been developed from data considered applicable to the Fort McMurray area. Table 19-16 shows the overall average operating cost anticipated for the Hammerstone Project over its planned 66 year life.

Table 19-16: Anticipated Overall Average Operating Cost for the Hammerstone Project

Area	Cost per Tonne ($)
Quarrying and rock haulage	1.89
Aggregate plant processing	1.45
Calcining plant processing	47.5
Site operating costs	0.01
General and administration	0.23

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19.7.2	Quarrying

Quarry operating costs cover all activities from clearing the property to the point where material is delivered to the crushing facility and waste rock is placed in the waste rock pile.

The costs include drilling, blasting, loading, hauling, dozing and wages and salary. These costs are summarized in Table 19-17, averaged over the life of the project. Included in the table is also the cost of removing the overburden to a stockpile and the re-handling from stockpiles to the primary crushers.

Table 19-17: Average Life-of-Quarry Operating Costs

	Activity	Percentage of Costs
Area	($/t)	(%)
Drilling	0.27	14.29
Blasting	0.37	19.58
Loading	0.28	14.81
Hauling	0.35	18.52
Dozing	0.18	9.52
Overburden strip and stockpile	0.04	2.12
Remanding from Primary crusher	0.07	3.70
Support	0.29	15.34
General	0.04	2.12
Total	1.89	100.00

19.7.3	Aggregate Operation

The estimate is based on quotations for other projects in the Fort McMurray area, consultations with crushing contractors and equipment suppliers, and experience working in the industry.

The aggregate operation covers the cost categories shown in Table 19-18, with all costs based on the sales tonnage on representing an average over the life-of-quarry. For the period examined, the average cost totals $1.45/t produced.

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Table 19-18: Aggregated Plant Life-of-Quarry Operating Costs

	Activity	Percentage of Costs
Area	($/t)	(%)
Power	0.47	32.41
Maintenance	0.60	41.38
Load and Hauling	0.18	12.41
Wages and Salaries	0.20	13.79
Total	1.45	100.00

19.7.4	Calcining Operation

Process costs have been broken into components as detailed in table 19-17. The costs include all administrative personnel, operators and mechanics, operating consumables, fuel, and maintenance parts for the calcining operations. The costs summarized in Table 19-19 are averaged over the 66 year quarry life for simplicity.

Table 19-19: Calcining Operating Cost

	Activity	Percentage of Costs
Area	($/t moved)	(%)
Power	12.29	25.87
Maintenance	1.25	2.63
Laboratory Charges	0.05	0.11
Loading and Hauling	6.79	14.29
Wages and Salaries	2.67	5.62
Natural gas	24.45	51.47
Total	47.50	100.00

19.7.5	Site Operating Costs and General and Administration

Site operating costs include 24-hour supervision of the scale and related equipment on site, as well as ongoing site services such as potable water and sewage disposal. The operating costs of $0.23/t were calculated on an annual basis and then back-calculated to a rate per tonne, which is reflected in Table 19-20.

Potable water costs are based on delivering approximately 400 L/d for the first two years and then increasing to 11,000 L/d from Year 3 onwards once the dry is commissioned. Sewage handling is based on the use of a pumper truck; the operating costs increase in Year 3 once the dry is commissioned. It may potentially be more economical to utilize wells and a septic field in the future.

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G&A costs include administrative personnel, head office support, human relations, general office supplies, safety and training supplies, taxes, travel, insurance, permits, building maintenance, environmental management, and employee transportation to and from the job-site. These costs are not directly chargeable to the quarry or plant areas.

19.7.6	Contingency

A contingency of 15% has been applied to the G&A operating costs only.

19.7.7	Assumptions

The following assumptions have been made in regard to the operating costs:

	•	equipment is owned and operated by BMR

	•	maintenance is carried out in-house

	•	labour costs are in line with the surrounding operations

	•	job classifications across the project will incorporate a fair amount of flexibility

	•	a labour burden of 35% has been included

	•	a contingency of 15% has been added to the G&A costs.

19.7.8	Operating Unit Cost Rates Utilized

The rates shown in Table 19-20 were used to develop the operating costs for the overall Hammerstone project.

Table 19-20: Operating Unit Cost Summary
Description	Rate (Cdn$)
Power	0.06/KWh
Gas	5.50/GJ
Coke	Free delivered to site
Diesel	050/L
Maintenance calcining plant	1.25/t
Maintenance aggregate plant	0.60/t
Load and haul aggregate plant	720,000/a
Loader at $180/h 4000
Load and haul calcining plant	1,425,600/a
Loader at $180/h 24 h/d 330 d/a
Manager	120,000.00
Supervisor	75,000.00
Chemical technician	65,000.00
Foremen	100,000.00

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Mechanics	80,000.00
Clerk	45,700.00
Operator	80,000.00
Labourer	64,000.00
Electrician/Instrumentation technician	80,000.00
HR	80,000.00
Geologist	120,000.00
Janitor	30,000.00
Warehouse	80,000.00
General manager	150,000.00
Sales staff	80,000.00

19.8	Financial Analysis

19.8.1	Summary

The Hammerstone project was analyzed using a discounted cash flow approach assuming 50% equity in 4th quarter 2004 Canadian dollars. Projections for annual revenues and costs are based on data developed for the quarry, process plant, capital expenditures and operating costs. Estimated project cash flows were used to determine the pre-tax net present value (NPV) and internal rate of return (IRR) for the base-case. Pricing was set at constant 2005 levels; aggregate price increases shown in Table 19-9 were not used.

Results of the minimum performance base-case analysis indicate that the project has a potential pre-tax internal rate of return of 27.4% and a pre-tax NPV of $697,843,000 at a discount rate of 7.5% (see Table 19-21). The payback period is estimated at 8.8 years from first production. The base-case quarry life is 66 years.

Table 19-21: Variation in NPV with Discount Rate and IRR
	0%	7.5%	10%	15%	25%
NPV (C$000)	7,171,884	697,843	396,131	147,291	18,493
IRR (%)	30.0	-	-	-	-

19.8.2	Sensitivity Analysis

Sensitivity analysis was performed by varying quarrying cost, process cost, product price and capital expenditure across a range of minus 30% to plus 30%. The cash flow model is most sensitive to changes in product price, significantly less so to process cost, and least sensitive to quarrying cost and capital expenditure changes (see Figure 19-5).

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Looking deeper into price sensitivity, the model is most sensitive to changes in the price of lime, then of B-grade aggregate followed by A-grade aggregate, and finally concrete rock (see Figure 19-6). For this reason, it is important that product prices reflect true market conditions.

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19.8.3	Valuation Methodology

A discounted cash flow analysis was used to value the Hammerstone Project. This method requires projecting annual cash inflows (or revenues) and then subtracting annual cash outflows such as operating costs and sustaining capital costs. The resulting net annual cash flows are discounted back to the date of valuation at a chosen discount rate and totalled to determine the project’s NPV. The date of valuation is assumed to be the start of 2005. For discounting purposes, cash flow is accounted at the end of the year.

An internal rate of return is calculated, equivalent to the rate of return at which NPV equals zero. The payback period is stated as the number of years from the production start date required to pay back the initial capital investment, excluding sunk costs, and based on the undiscounted cash flow.

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Aggregate and Quicklime Marketing

An independent marketing study was prepared for BMR by Russ Gerrish Consulting. Product pricing used in the financial analysis is based upon this analysis and the assumption that all products produced by Hammerstone can be sold at the constant 2005 prices indicated by Russ Gerrish Consulting.

Taxation

AMEC has not included any taxation on equipment and materials in this financial analysis. Future financial evaluation should include an assessment of all applicable municipal, provincial, and federal taxation.

Royalties

Royalties on quarry production have been allowed for in the financial analysis. The Alberta Government royalty of $0.0441/t limestone sold has been applied as well as an additional third party royalty of Cdn $0.158/t of limestone sold. The latter was inflated by 2.5% per annum from 31 December 2003 rates.

Bonds, Reclamation, and Salvage

An environmental bond, estimated at $3,000,000 has been included in the cash flow. This matter is currently under negotiation between BMR and the Alberta government.

Reclamation costs have been estimated at $500,000/a. Future financial analysis should explore this matter further.

A terminal salvage value of $40,000,000 has been assumed for the study.

Other Assumptions

The major assumptions used in developing the cash flow model are outlined below:

• The valuation date of 1 January 2005 is based on contract operations starting immediately with no pre-production period.

• End-of-year cash flows were used for discounting purposes.

• Working capital was set at two months' operating cost less one-half month of payables.

• The financial analysis is based on 50% equity financing at 8% with a five-year repayment period.

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•	Product pricing is based on FOB Hammerstone site; no allowance is made for product delivery charges.

•	Product losses and insurance are not included in the financial analysis.

•	No allowance is made for inflation of revenues or costs.

•	Ore grade is assumed to be 100%.

•	All quarried material is processed, and the value is realized in the year of production.

Throughput Analysis

The financial model was derived from quarrying and processing figures driven by market projections. No attempt was made to optimize the model by means of throughput analysis or quarry development alternatives. It is likely that the financial picture could be improved upon by considering one or more alternatives.

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20.0	CONCLUSIONS AND RECOMMENDATIONS

The following conclusions may be drawn based on the, "Hammerstone Project Pre-feasibility Study Report (February 2005)."

• The Hammerstone Quarry contains sufficient reserves for over 66 years of production based on the product demand and sales forecast.

• A viable market for the aggregate and quicklime products exists in the local Fort McMurray area.

• The Hammerstone Project can produce quality aggregate and quicklime products suitable for the oil sands industry and local infrastructure markets.

• It is reasonable to expect that the limestone can be quarried, processed and sold at a profit given the processes described, the expected sales quantity, and the estimated prices for the final saleable products.

It is recommended that the Hammerstone Project be taken to a higher level of engineering and cost estimate accuracy before fully committing to the capital expenditures, however this could be undertaken concurrently with contract quarry aggregate operations going forward.

The vendor equipment recommendations should be examined and a study performed to determine the optimal equipment selection.

The quarry plan should be considered as a market-driven case, and trade-off studies should be used to investigate options of optimizing the quarry plan with the objective of reducing operating costs while minimizing impacts to the supply of products to the market.

Some additional project opportunities should be investigated such as producing a concrete sand product, a hydrated lime product, and perhaps establishing concrete and asphalt plants on site. Any other construction products that can be considered a vertical integration with the limestone quarry should be studied, as there may be additional value for the Hammerstone Project.

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